                                 [LOGO]

                                                               September 4, 1998

Dear Stockholders:

    I am pleased to inform you that Mycogen Corporation (the "Company") has entered into an Agreement and Plan of Merger dated as of August 31, 1998 (the "Merger Agreement") with Dow AgroSciences LLC ("Parent") and AgroSciences Acquisition Inc. ("Purchaser"), both indirect wholly-owned subsidiaries of The Dow Chemical Company ("TDCC"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares ("Shares") of the common stock, par value $0.001 per share (including the associated preferred stock purchase rights) ("Common Stock") of the Company at a purchase price of $28.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Purchaser with and into the Company (the "Merger"), with the Company surviving as an indirect wholly-owned subsidiary of TDCC.

    In the Merger, Shares (other than Shares owned by Parent, Purchaser or the Company or Shares held by stockholders who properly exercise dissenters' rights under California law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

    BOTH YOUR BOARD OF DIRECTORS AND A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN TDCC OR ITS AFFILIATES). YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors and the Special Committee each gave consideration to the factors described in the attached
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Wasserstein Perella & Co., Inc., the Special Committee's financial advisors, that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion, the $28.00 cash price to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders (other than TDCC or its affiliates) from a financial point of view.

    In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated September 4, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                                        [LOGO]

                                          PRESIDENT

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              MYCOGEN CORPORATION

                           (Name of Subject Company)

                              MYCOGEN CORPORATION

                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  628452 10 4

                     (CUSIP Number of Class of Securities)

                                CARLTON J. EIBL
                                   PRESIDENT
                              MYCOGEN CORPORATION
                               5501 OBERLIN DRIVE
                            SAN DIEGO, CA 92121-1718
                                 (619) 453-8030

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                            ------------------------

                                   COPIES TO:

                              NORMAN M. GOLD, ESQ.
                            PETER H. LIEBERMAN, ESQ.
                                Altheimer & Gray
                             10 South Wacker Drive
                                   Suite 4000
                            Chicago, Illinois 60606
                                 (312) 715-4000

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--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is Mycogen Corporation, a California corporation (the "Company"). The address of the principal executive offices of the Company is 5501 Oberlin Drive, San Diego, California 92121-1718. The title of the class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights) (the "Common Stock" or "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer (the "Offer") by AgroSciences Acquisition Inc. ("Purchaser"), a Delaware corporation, a majority-owned subsidiary of Dow AgroSciences LLC, a Delaware limited liability company ("Parent"), and an indirect wholly-owned subsidiary of The Dow Chemical Company, a Delaware corporation ("TDCC"), to purchase all of the outstanding Shares at $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated September 4, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference in their entirety. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 4, 1998 (the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated September 4, 1998 (the "Schedule 13E-3"), both of which are filed by Purchaser, Parent, TDCC and certain of their affiliates with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of August 31, 1998, among Parent, Purchaser, the Company and, for the limited purpose set forth in the Merger Agreement, TDCC (as the same may be amended from time to time, the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference in its entirety. The Schedule 14D-1 states that the address of the principal executive offices of Parent is 9330 Zionsville Road, Indianapolis, Indiana 46268 and that the address of the principal executive offices of Purchaser is 2030 Dow Center, Midland, Michigan 48674.

    The Merger Agreement provides for the making of the Offer and the terms and conditions thereof. The Merger Agreement further provides that if the Offer is consummated, then upon the terms and subject to the conditions contained in the Merger Agreement, and in accordance with the California General Corporation Law ("CGCL" or "California Law") and the Delaware General Corporation Law (the "DGCL" or "Delaware Law"), Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of TDCC (the Company following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the effective time of the Merger (other than Parent, Purchaser and the Company, and stockholders who properly exercise dissenters' rights under California law) will receive an amount in cash equal to the Offer Price, without interest thereon. The shares of common stock of Purchaser outstanding immediately prior to the Merger shall be converted into shares of Common Stock of the Surviving Corporation.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent or TDCC, or actions or events with respect to any of them, was provided by the Purchaser, Parent or TDCC, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

    Except as described herein, in Schedule I hereto, and in the Company's Proxy Statement dated November 24, 1997 relating to the Company's Annual Meeting of Stockholders held on January 8, 1998 (the "1997 Proxy Statement") (attached hereto as Exhibit 4 and incorporated herein by reference), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

    In considering the recommendations of the Board of Directors of the Company (the "Board"), based on the recommendations of the special committee (the "Special Committee") of independent directors of the Board appointed to represent the stockholders of the Company other than TDCC or its affiliates (the "Minority Stockholders") (such committee consisting of Messrs. Joseph P. Sullivan and Clayton K. Yeutter, neither of whom are designees of Parent or officers of the Company), set forth in Item 4(a) hereof, the Minority Stockholders should be aware that certain members of the Board and the Special Committee have interests in the Merger and the Offer which are described in
Schedule I hereto and which may present them with certain conflicts of interest. Each of the members of the Board and the Special Committee was aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below. For the members of the Special Committee, such items consist of their compensation, the treatment of their Options and their indemnification.

    (b)(2) CERTAIN ARRANGEMENTS. Parent and the Company are parties to several agreements and arrangements, the material terms of which are described below.

    THE EXCHANGE AND PURCHASE AGREEMENT. On January 15, 1996, Parent, the Company, Agrigenetics, Inc. (currently a wholly-owned subsidiary of the Company) and United AgriSeeds, Inc. entered into the Exchange and Purchase Agreement pursuant to which, among other things, Parent acquired 2,707,884 Shares on February 20, 1996.

    Pursuant to the Exchange and Purchase Agreement, Parent agreed that from February 20, 1998 to February 20, 1999, Parent would not acquire more than 65% of the outstanding Shares (excluding Shares purchased directly from the Company or its employees). Furthermore, Parent agreed not to acquire from any person more than 79.9% of the total outstanding Shares except pursuant to a Buyout Transaction as described below.

    Under the Exchange and Purchase Agreement, following February 20, 1999, Parent would be permitted to increase its beneficial ownership of Shares above 79.9% of the total outstanding Shares only pursuant to a Buyout Transaction. A Buyout Transaction could only be effected if approved by a majority of the Company's independent directors or if the value to be offered to holders of Shares were determined by an independent appraiser.

    The Exchange and Purchase Agreement also provides that, until February 20, 1999, (a) at any time Parent is the beneficial owner of less than 20% of the outstanding Shares, Parent will be entitled to designate for nomination one person to serve on the board of directors of the Company, (b) at any time Parent is the beneficial owner of 20% or more but less than 30% of the outstanding Shares, Parent will be entitled to designate for nomination two directors of the Company, (c) at any time Parent is the beneficial owner of 30% or more but less than 50% of the outstanding Shares, the Company will cause the Board to consist of seven members and Parent will be entitled to designate for nomination three (or, if the number of directors is other than seven, the nearest whole number less than one-half times the total number of directors) directors of the Company and (d) at any time Parent is the beneficial owner or more than 50% of the outstanding Shares, the Company will cause its board of directors to consist of nine directors and Parent will be entitled to designate for nomination five (or, if the number of directors is other than nine, the nearest whole number greater than one-half times the total number of directors) directors of the Company. Five of the directors of the Company are designees of Parent at the present time.

    Under the terms of the Exchange and Purchase Agreement, so long as Parent has the right to nominate at least two members to the Board, the Company agreed that it would not, without prior approval of Parent, issue any Shares or any securities exchangeable for or having the same voting rights as

Shares except: (i) Shares authorized and reserved as of January 15, 1996 pursuant to certain existing benefit plans; (ii) new securities exchangeable for or having the same voting rights as not more than an aggregate of 2,000,000 Shares pursuant to employee benefit plans approved by the Company during the three-year period ending February 20, 1999; and (iii) not more than 2,000,000 Shares in exchange for the assets or securities of one or more other persons. If the Company proposes to issue any Shares pursuant to the above, the Company is obligated to offer Parent the right to purchase at market value additional Shares to permit Parent to maintain its total percentage interest in the Company.

    Following February 20, 1998, the Company is not permitted under the Exchange and Purchase Agreement to issue new securities for cash, other than (i) any securities issuable upon conversion of any convertible security of the Company outstanding as of January 15, 1996, (ii) any securities issuable upon exercise of any option, warrant or other similar security of the Company authorized as of January 15, 1996, and (iii) any securities issuable to stockholders of the Company on a proportional basis in connection with any stock split, stock dividend or recapitalization of the Company, unless the Company affords Parent a right of first refusal to purchase all of the new securities proposed to be issued (other than any new securities issued to officers, directors and employees pursuant to any existing benefit plans or any newly created employee benefit plan or to Parent and its affiliates.)

    The Company also agreed in the Exchange and Purchase Agreement that it (i) would ensure that the Rights Agreement and the rights thereunder would not prevent Parent or an affiliate from acquiring or proposing to acquire some or all of the outstanding Shares and (ii) would not amend, interpret or enforce the Rights Agreement or adopt any new shareholder rights agreement if such action would have an adverse effect on Parent or on the ability of Parent or an affiliate to acquire or propose to acquire some or all of the outstanding Shares.

    Under the terms of the Merger Agreement, the Exchange and Purchase Agreement was amended to the extent necessary to permit the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Merger Agreement also provides that the Exchange and Purchase Agreement will be deemed to have been canceled and terminated and no longer binding on the parties except for a section of that agreement (providing for the continued inapplicability of the Company's Shareholder Rights Plan to Parent and its affiliates) upon consummation of the Offer, even if Purchaser waives the Minimum Condition and the Merger cannot be consummated.

    TECHNOLOGY AGREEMENT. Pursuant to the Exchange and Purchase Agreement, the Company, Agrigenetics and Parent executed an Agreement (the "Technology Agreement") providing for the exchange between the parties of certain currently existing genes and tools and certain new genes and tools developed or acquired by the parties during the five year period ending February 20, 2001.

    LOAN ARRANGEMENTS. Pursuant to certain loan arrangements, the Company may borrow up to $75 million from Parent, of which $20.0 million was unused at August 31, 1998. Such advances from Parent are due September 30, 1999. Pursuant to certain other loan arrangements, Parent may borrow up to $75 million from the Company, none of which was outstanding at August 31, 1998. Additionally, the Company's Argentina subsidiary may borrow up to $50 million from an affiliate of Parent, of which $38.5 million was unused at August 31, 1998; any of these borrowings are due December 31, 1998. The Company maintains an $11.3 million unsecured term loan due February 1, 2002, which bears interest at a rate of 7.5% through February 1999. Additionally, the Company has a $10.0 million bank line of credit facility, which expires February 1999, all of which was unused at August 31, 1998. The Company has advanced to Dow Quimica S.A., a subsidiary of TDCC, $9.9 million as of August 13, 1998. Any advances to Dow Quimica are due April 27, 1999.

    SERVICES AGREEMENT. Pursuant to a services agreement, Parent has agreed to provide certain services to the Company including commercial, finance, treasury, tax, order entry, logistics, operations planning, information systems, legal, materials, management, controllers and purchasing services.

    VERNEUIL HOLDING S.A. In January 1998, the Company obtained an additional 16.25% interest in VMO in exchange for the issuance of 483,439 Shares to Parent valued at $9.4 million. The Company now owns 35% of VMO.

    OILSEED BRASSICA AGREEMENT.  Parent's subsidiary, Dow AgroSciences Canada
(DASC), and the Company are parties to a Brassica License and Research Agreement, effective as of May 15, 1996 the ("Brassica Agreement"). Under the Brassica Agreement, DASC and the Company has agreed to develop imporved cultivars and incorporate insect resistance traits in oilseed BRASSICA varieties in a program to be funded by DASC (the "Brassica Program"). Program product goals and development targets will be determined by a Management Development Committee consisting of two employees of the Company and three employees of DASC. DASC is obligated to fund the Brassica Program at a minimum level of $750,000 per year for at least 5 years.

    Under the Brassica agreement, the Company granted to DASC an exclusive license to make, use, sell and sublicense BRASSICA varieties developed by the Company prior to the date of the agreement, as well as BRASSICA varieties developed under the Brassica Agreement. DASC agreed to pay the Company royalties on equal to 5% of the Net Sales of any such varieties, plus 20% of the premium earned for varieties which have an oleic acid content in their oil of 70% or more. In connection with the above, DASC granted the Company: (i) an option to obtain a license to any of the foregoing varieties on terms no less favorable than those offered to any third party licensee (but only to the extent that DASC has licensed such varieties to third parties), and (ii) a first right of production of seed of such varieties for DASC and its affiliates.

    In addition, pursuant to the Brassica Agreement, the Company granted DASC:
(i) an option to obtain a license to any Round-Up-Registered Trademark- Ready traits which the Company may obtain for use in BRASSICA, to the extent that the Company can sublicense such traits, and (ii) an option to obtain a license to Bt and other future traits for use in BRASSICA, (but only to the extent that the Company has licensed such traits to third parties); in each case on terms no less favorable than those offered to any third party.

    HIGH OIL CORN AGREEMENT. Parent and the Company are parties to a Maize High Oil Breeding and License Agreement effective as of April 1996 (the "Maize High Agreement").

    Under the Maize High Agreement, Parent and the Company agreed to engage in a maize high oil development program (the "Maize High Program") using their intellectual property to develop varieties of corn with an oil content of 5% or more. Under the Maize High Program, using germplasm from both Parent and the Company, the Company agreed to use diligent efforts to incorporate developmental targets into maize germplasm. Parent is obligated to pay the direct costs for the Maize High Program for a minimum of 5 years, up to a total agreegate amount during that period of $5,300,000.

    Under the Maize High Agreement, the Company granted to Parent a royalty-bearing license to use and sublicense the Company's intellectual property and inbreds to the extent necessary to make, have made, use, sublicense and sell high oil inbreds and hybrids. In consideration of this license Parent agreed to pay the Company royalties ranging from 1.5% to 6.0% of the net sales of Parent, its affiliates and their sublicensees based on the percentage of Mycogen germplasm in the parent inbred lines used to produce each variety. However, no royalty will be due on any high oil variety if the parent inbred lines for the variety all contain less than 50% of Mycogen germplasm. In addition, if a variety contains a Bt or other Company value added trait under rights proprietary to the Company, then Parent will pay an additional royalty, to be negotiated in good faith by the parties, for a non-exclusive license to such trait. Parent also granted the Company and its affiliates an option to produce high oil varieties for itself, and high oil foundation seed for Parent, its affiliates and their sublicensees provided the Company or its affiliate (i) is able to offer such production on a competitive basis, and (ii) has the internal capacity to process said production without contracting with a non-affiliated party.

    The foregoing summaries of the Exchange and Purchase Agreement, the Loan Arrangements as the Oilseed Brassica Agreement are qualified in their entirety by reference to the full texts of such documents, which, together with various amendments thereto, are filed as Exhibits 7 through 19 hereto and are incorporated herein by reference.

THE MERGER AGREEMENT

    The following is a brief summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit 3 hereto.

THE OFFER

    Pursuant to the terms of the Merger Agreement, Purchaser was required to commence the Offer no later than the fifth business day following the public announcement of the terms of the Merger Agreement. Purchaser will, and Parent will cause Purchaser to, subject only to the prior satisfaction or waiver of the conditions of the Offer, accept for payment Shares validly tendered as soon as it is legally permitted to do so under applicable law. As promptly as practicable after such acceptance, Purchaser will, subject to applicable law, pay for such Shares. The Offer Price payable in the Offer will be paid net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the Minimum Condition and the other conditions described under "Conditions of the Offer." Purchaser may not waive the Minimum Condition without the consent of the Special Committee unless, following the consummation of the Offer, Purchaser and Parent, collectively, would be the owners of Shares representing at least 81.07% of the Fully Diluted Shares. Parent and Purchaser would collectively own at least this percentage of Fully Diluted Shares only if Purchaser purchased a majority of the Fully Diluted Shares which Parent does not already own and therefore could be purchased by Purchaser pursuant to the Offer. Purchaser may increase the cash Offer Price, provided that no change may be made that decreases the Offer Price, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or imposes conditions to the Offer in addition to those set forth under "Conditions of the Offer."

    The initial expiration date of the Offer will be midnight on Friday, October 2, 1998, the 20th business day following commencement of the Offer. The foregoing notwithstanding, Purchaser may, without the consent of the Company, extend the Offer (i) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, (ii) if at any scheduled expiration date any of the conditions to the Offer set forth in paragraphs (a) - (e) under "Conditions of the Offer" have not been satisfied or waived, until such time as all of such conditions will have been satisfied or waived, or (iii) in the event all of the conditions to the Offer will have been satisfied or waived, other than the Minimum Condition, for a period or periods aggregating not more than 40 business days after the later of (A) the initial expiration date of the Offer and (B) the date on which all of the conditions set forth in paragraphs (a) - (e) under "Conditions of the Offer" will have been satisfied or waived. If at any scheduled expiration date of the Offer, the Minimum Condition will not have been satisfied, then, at the request of the Company (acting at the direction of the Special Committee, which request will subsequently be confirmed in writing), Purchaser will, and Parent will cause Purchaser to, extend the Offer for a period or periods aggregating not more than 40 business days, subject to the right of Purchaser and Parent to terminate the Merger Agreement as described herein. In addition, if at any scheduled expiration date of the Offer, a condition set forth in paragraph (c) or (d) under "Conditions of the Offer" will not have been satisfied but all of the other conditions set forth in paragraphs (a) - (e) under "Conditions of the Offer" will then have been satisfied, then, at the request of the Company (acting at the direction of the Special Committee, which request will subsequently be confirmed in writing) and so long as the Company is using its reasonable best efforts to cause such conditions to become satisfied, Purchaser will, and Parent will cause Purchaser to, extend the Offer for up to an additional 20 business days, subject to the right of Purchaser and Parent to terminate the Merger Agreement as described in "Termination" below. Subject to the right of Purchaser and Parent to terminate the Merger Agreement as described in "Termination" below, Purchaser will not terminate or withdraw the Offer prior to any scheduled expiration date of the Offer, including as extended as described in this paragraph; provided, however, that Purchaser may, at its option, terminate and withdraw the Offer if, after such required extensions described in this paragraph, the Offer has expired in accordance with its terms without Purchaser being required to accept Shares for payment pursuant to the Merger Agreement.

    The Merger Agreement requires, as soon as practicable on the date of commencement of the Offer, (a) Parent and Purchaser to file with the Commission
(i) a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which will contain the Offer to Purchase and form of the related Letter of Transmittal and (ii) a Rule 13e-3 Transaction Statement with respect to the Offer and the other transactions contemplated thereby and (b) the Company to file a Solicitation/Recommendation Statement on Schedule 14D-9, which it will mail to stockholders promptly after the commencement of the Offer. Purchaser and the Company also agreed to take all steps necessary to cause the Offer to Purchase and form of the related Letter of Transmittal to be disseminated to holders of Shares as and to the extent required by applicable law.

CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, the obligation of Purchaser to accept for payment any Shares tendered pursuant to the Offer shall be subject to (the following being referred to as the "Offer Conditions") (i) the satisfaction or waiver (under the circumstances in which such waiver is permitted under the Merger Agreement) of the Minimum Condition and (ii) the satisfaction or waiver of the following conditions:

        (a) NO PROHIBITION. There shall not have been any action or proceeding brought by any governmental authority before any court, or any order or preliminary or permanent injunction entered in any action or proceeding before any court or governmental, administrative or regulatory authority or any statute, rule, regulation, legislation, interpretation, judgment or order proposed or sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Merger by any court, governmental, administrative or regulatory authority which could reasonably be expected to have the effect of: (i) making illegal or otherwise restraining or prohibiting or imposing material penalties or fines or requiring the payment of material damages in connection with the making of the Offer, the acceptance for payment of, payment for, or ownership of some of or all the Shares by Parent or Purchaser, the consummation of the Offer or the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or by Parent of all or any material portion of the business or assets of the Company and any of its subsidiaries or Parent, taken as a whole, or compelling Parent to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Merger Agreement; (iii) imposing or confirming material limitations on the ability of Parent effectively to acquire or hold or to exercise full rights of ownership of Shares, including, without limitation, the right to vote any Shares on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary of the Company; or (iv) requiring divestiture by Parent or Purchaser, directly or indirectly, of any Shares.

        (b) OUTSIDE EVENTS. There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in the United States (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index) or (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States.

        (c) PERFORMANCE. The Company shall have performed in all material respects its material covenants and agreements under the Merger Agreement.

        (d) REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Company set forth in the Merger Agreement which are qualified as to Material Adverse Effect (as defined in the Merger Agreement) shall not be true and correct when made and as of the expiration of the Offer, or any of the other representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct when made and as of the expiration of the Offer, which failure would have a Material Adverse Effect or, in the case of certain enumerated representations and warranties, which failure would be material with respect to the transactions contemplated by the Merger Agreement (except, in each case, in the case of representations and warranties of the Company which address matters only as of a particular date, which need only be true and correct as aforesaid as of such date).

        (e) NO TERMINATION. The Merger Agreement shall not have been terminated in accordance with its terms or the Offer shall not have been amended or terminated with the consent of the Company, acting at the direction of the Special Committee.

    Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer if any of the above conditions occurs and remains in effect, which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser other than any breach by Parent or Purchaser of the Merger Agreement, or, in the case of (c) or (d) above, a failure of such condition which Parent or Purchaser has caused to occur) giving rise to any such condition which makes it inadvisable to proceed with such acceptance for payment or payments for Shares.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or omission by Purchaser other than any breach by Parent or Purchaser of the Merger Agreement, or, in the case of (c) or (d) above, a failure of such condition which Parent or Purchaser has caused to occur) giving rise to any such condition or may be waived by Purchaser in whole or in part at any time or from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

OPTIONS

    If the conditions set forth in "Conditions to the Consummation of the Merger" below are satisfied, the Company will use its best efforts to cause all Options still outstanding immediately prior to the Effective Time (as defined below) to become exercisable immediately prior to the Effective Time and to terminate and cease to be outstanding as of the Effective Time; provided, however, that arrangement will be made so that each holder of such an Option who consents to the termination of Options (either before the Effective Time or within a reasonable time thereafter) will be entitled to receive in respect of such Option an amount in cash equal to (x) the Offer Price less the exercise price per Share under such Option multiplied by (y) the number of Shares covered by such Option. Without limiting the generality of the foregoing, the Company's best efforts will, if necessary, be deemed to include the Company's Board of Directors amending the 1992 Plan to provide that the term "Corporate Transaction" shall be deemed to include the Merger.

    As soon as practicable after the commencement of the Offer, the Company will use its reasonable best efforts to cause each holder of Options (whether or not such Options are vested) to execute and deliver to the Company, prior to the expiration of the Offer, an agreement (an "Option Election") under which such holder would agree, contingent upon the purchase of Shares by Purchaser pursuant to the Offer, to cause, immediately prior to the expiration of the Offer, such Option to be exercised and the Shares issued as a result of that exercise to be tendered in the Offer. The Company and Purchaser will reflect on their books and records the transactions effected pursuant to the Option Elections. Subject to the terms of the Option Elections and contingent upon the purchase of Shares by Purchaser pursuant to the Offer, the Company will make available to each holder of Options the funds necessary to exercise such Options, and Parent will advance such funds to the Company. The funds advanced to any Option holders in accordance with the preceding sentence will be deducted from the amount payable to such Option holder pursuant to the Offer, and the Option Election and the Offer shall so provide. The funds so deducted will be retained by Purchaser as repayment of the amount advanced to the Company by Parent. The Plan Administrator of the 1992 Plan has taken action to provide that each outstanding Option as to which a valid Option Election with respect to such Option is executed (and not revoked) and delivered to the Company will become exercisable immediately prior to the purchase of Shares (and contingent upon such purchase) by Purchaser pursuant to the Offer. The parties to the Merger Agreement consented to the action of the Plan Administrator of the 1992 Plan referenced in the immediately preceding sentence, agreed that they will not cause the revocation of such action and will use their best efforts to take whatever steps are necessary to make it possible for Shares issuable upon the exercise of Options resulting from the execution and delivery of valid Option Elections to be tendered in the Offer.

EMPLOYEE STOCK PURCHASE PLAN

    The Company will use its best efforts to effectuate the provisions described in the next following paragraph, to provide for termination of the Mycogen Corporation 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"), effective no later than the Effective Time and to provide that, upon termination of the Stock Purchase Plan and contingent upon the purchase by Purchaser of Shares pursuant to the Offer, any payroll deductions accumulated under the Stock Purchase Plan and not used to purchase Shares under the Stock Purchase Plan for tender in the Offer as described in the next following paragraph will be returned to the applicable participants; provided, however, that arrangement will be made so that each holder of Purchase Rights as described in the next following paragraph who consents to the termination of all Purchase Rights (either before the Effective Time or within a reasonable time thereafter) will be entitled to receive an amount in cash equal to the net amount such holder of Purchase Rights would have received as described in the next following paragraph if such holder had made a Stock Purchase Election.

    As soon as practicable after the commencement of the Offer, the Company will use its reasonable best efforts to cause each individual who has purchase rights outstanding under the Stock Purchase Plan ("Purchase Rights") to execute and deliver to the Company, prior to the expiration of the Offer, an agreement (a "Stock Purchase Election") under which such holder would agree, contingent upon the purchase of Shares by Purchaser pursuant to the Offer, to cause, immediately prior to the expiration of the Offer, such Purchase Rights to be exercised (the date on which the Shares are purchased by a holder of Purchase Rights being a "Purchase Date" for purposes of the Stock Purchase Plan) and the Shares issued as a result of such exercise to be tendered in the Offer. The Company and Purchaser will reflect on their books and records the transactions effected pursuant to the Stock Purchase Elections. Subject to the terms of the Stock Purchase Elections and contingent upon the purchase of Shares by Purchaser pursuant to the Offer, the Company will make available to each holder of Purchase Rights who has delivered to the Company an executed Stock Purchase Election (and has not revoked such election) the funds necessary to exercise such Purchase Rights for the amount of Shares that would have been purchased upon such exercise if the purchase period under the Stock Purchase Plan had expired on November 30, 1998 (assuming that the Fair Market Value (as defined in the Stock Purchase Plan) for November 30, 1998 for purposes of calculating the purchase price (within the meaning of the Stock Purchase Plan) would be the Per Share Amount and that payroll deductions had continued at the same level through November 30, 1998), less any payroll deductions accumulated with respect to the holder pursuant to normal operation of the Stock Purchase Plan through the date on which the Offer terminates, and Parent will advance such funds to the Company. The funds advanced to any holder of Purchase Rights in accordance with the preceding sentence will be deducted from the amount payable to such holder of Purchase Rights pursuant to the Offer. The funds so deducted will be retained by Purchaser as repayment of the amount advanced to the Company by Parent. The parties to the Merger Agreement will use their best efforts to take whatever steps are necessary to make it possible for Shares issuable upon the exercise of Purchase Rights resulting from the execution and delivery of valid Stock Purchase Elections to be tendered in the Offer.

RESTRICTED STOCK

    The Company represents that the Plan Administrator of the Mycogen Corporation Restricted Stock Issuance Plan (the "Restricted Stock Plan") has taken action to provide that each unvested Share ("Restricted Stock") outstanding under the Restricted Stock Plan as to which a valid Restricted Stock Election (as defined below) with respect to such Restricted Stock is executed (and not revoked) and delivered to the Company will become fully vested and nonforfeitable immediately prior to the purchase of Shares (and contingent upon such purchase) by Purchaser pursuant to the Offer. The parties to the Merger Agreement consent to the action of the Plan Administrator of the Restricted Stock Plan referenced in the immediately preceding sentence, agree that they will not cause the revocation of such action and will use their best efforts to take whatever steps are necessary to make it possible for the Restricted Stock as to which a valid Restricted Stock Election has been made to be tendered in the Offer. As soon as practicable after the commencement of the Offer, the Company will use its reasonable best efforts to cause each holder of shares of Restricted Stock to execute and deliver to the Company, prior to the expiration of the Offer, an agreement (a "Restricted Stock Election") under which such holder would agree, contingent upon the purchase of Shares by Purchaser pursuant to the Offer, to cause, immediately prior to the expiration of the Offer, the shares of Restricted Stock (which would be vested in accordance with the foregoing provisions as described in this paragraph) to be tendered in the Offer. Immediately prior to the Effective Time, if the Conditions set forth in "Conditions to the Consummation of the Merger" below are satisfied, the Company will cause the Plan Administrator of the Restricted Stock Plan to cause all shares of Restricted Stock outstanding as of the Effective Time to be fully vested and nonforfeitable.

THE MERGER

    Immediately following the satisfaction or waiver of all conditions set forth in "Conditions to the Consummation of the Merger" below (assuming the transfer of all of Parent's Shares to Purchaser), Parent will cause Purchaser to become the beneficial and record owner of all Shares then owned of record by Parent (the time immediately following such action is referred to herein as the "Designated Time").

    At the Designated Time, the parties will (i) file a certificate of ownership with the Secretary of State of the State of California in accordance with California Law (the "California Filing") and (ii) file a certificate of ownership and merger with the Secretary of State of the State of Delaware in accordance with Delaware Law (the "Delaware Filing"). The Merger will become effective at such time as the California Filing and the Delaware Filing are duly filed in accordance with California Law and Delaware Law, respectively, or at such later time as is agreed upon by the parties and specified in the California Filing and the Delaware Filing (the "Effective Time").

    At the Effective Time, upon the terms and subject to the conditions of the Merger Agreement and in accordance with California Law and Delaware Law, Purchaser will be merged with and into the Company, whereupon the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

    The Articles of Incorporation of the Company in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The First Amended and Restated Bylaws of the Company in effect at the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with applicable law. The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and until his or her successor is duly elected and qualified. The officers of the Company at the Effective Time, and any additional individuals designated by Parent, will be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and until his or her successor is duly appointed and qualified.

    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser (except as required by California Law), the Company or the holder of any of the following securities:

        (i) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled as described in the next following clause and Dissenting Shares (as defined in "Dissenting Shares" below)), will by virtue of the Merger and without any action on the part of the holder thereof be canceled and extinguished and be converted into the right to receive an amount in cash equal to the Offer Price;

        (ii) Each Share issued and outstanding immediately prior to the Effective Time and owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser, or which is held in the treasury of the Company or by any of the Company's subsidiaries, will be canceled and retired and no payment of any consideration will be made with respect thereto;

       (iii) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    Promptly after the Effective Time, the Surviving Corporation will cause to be mailed to each record holder, as of the Effective Time, of a certificate or certificates that, prior to the Effective Time, represented Shares, a form of letter of transmittal and instructions for use in effecting the surrender of the certificates in exchange for the Offer Price therefor. Subject to the provision described in the next following paragraph, upon the surrender of each such certificate formerly representing Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the Depositary will deliver to the holder of such certificate the Offer Price multiplied by the number of Shares formerly represented by such certificate in exchange therefor, and such certificate will forthwith be canceled. Until so surrendered and exchanged, each such certificate (other than certificates representing Dissenting Shares or Shares held by Parent, Purchaser or the Company, or any direct or indirect subsidiary thereof) will represent solely the right to receive the Offer Price. No interest will be paid or accrue on the Offer Price. If the Offer Price (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate formerly representing Shares surrendered in exchange therefor is registered, the certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange must pay to the Depositary any transfer or other taxes required by reason of the payment of the Offer Price to a person other than the registered holder of the certificate surrendered, or must establish to the satisfaction of the Depositary that such tax has been paid or is not applicable.

    Following the date which is six months after the Effective Time, each holder of a certificate formerly representing a Share may surrender such certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Offer Price, without any interest thereon.

    After the Effective Time, there will be no transfers on the stock transfer books of the Surviving Corporation of any Shares. If, after the Effective Time, certificates formerly representing Shares are presented to the Surviving Corporation or the Depositary, such certificates will be canceled and exchanged for the Offer Price, as described above, subject to applicable law in the case of Dissenting Shares.

DISSENTING SHARES

    Holders of Shares do not have dissenters' rights as a result of the Offer. However, in connection with the Merger, holders of Shares, by complying with the provisions of Chapter 13 of California Law, may have certain rights to dissent and to require the Company to purchase their Shares for cash at fair market value. In general, holders of Shares will be entitled to exercise "dissenters' rights" under California Law only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by the Company or any law or regulation ("Restricted Shares"). Accordingly, any holder of Restricted Shares and, if the holders of five percent or more of the Shares properly file demands for payment, all other such holders who fully comply with all other applicable provisions of Chapter 13 of California Law ("Dissenting Shares") will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. In addition, if, immediately prior to the Effective Time, the Shares are not listed on a national securities exchange or on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), holders of Shares may likewise exercise their dissenters' rights as to any or all of their Shares entitled to such rights. If the statutory procedures under California Law relating to dissenters' rights were complied with, such rights could lead to a judicial determination of the fair market value of the Shares. The "fair market value" would be determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the Merger. The value so determined could be more or less than the Offer Price.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF SECTION 13 OF CALIFORNIA LAW, A COMPLETE COPY OF WHICH IS ATTACHED AS SCHEDULE II TO THE OFFER TO PURCHASE.

    Notwithstanding anything in the Merger Agreement to the contrary, if demands for payment are filed (within the meaning of California Law) with respect to five percent or more of the outstanding Shares, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted such Shares in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with California Law will not be converted into a right to receive the Offer Price unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal under California Law. If, after the Effective Time, such holder fails to perfect or withdraws (with the consent of the Company to the extent such consent is required by applicable law) or loses his, her or its right to appraisal under California Law, such holder's Shares will be treated as if they had been converted as of the Effective Time into a right to receive the Offer Price without interest thereon.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of the Company, including representations by the Company as to (i) organization, qualification and similar corporate matters of the Company and its subsidiaries,
(ii) capitalization of the Company and its subsidiaries, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement, (iv) the non-contravention of the Merger Agreement and related transactions with any provision of the Articles of Incorporation or Bylaws, material contract, order, law or regulation to which the Company or its subsidiaries is a party or by which it is bound or obligated, (v) the filing of required Commission reports and the absence of untrue statements of material facts or omissions of material facts in such reports, (vi) the absence of changes or events which have had a material adverse effect on the Company other than the changes or events set forth in the Merger Agreement, (vii) the absence of any untrue statement of a material fact or omission of any material fact required to be stated in any recommendation statement of the Company's Board of

Directors, document related to the Offer or proxy or information statement or similar materials distributed to the Company's stockholders in connection with the Merger, (viii) the absence of payments to any intermediary other than listed intermediaries of any finder's, professional or other fee or commission, (ix) the absence of any vote or other approval of the holders of a class of any Company security required to approve the Merger or to approve or adopt the Merger Agreement except any actions required to be taken by Purchaser pursuant to California Law other than the satisfaction of the condition described in "Conditions to the Consummation of the Merger" below, (x) Wasserstein Perella's delivery to the Special Committee, and authorization to deliver to the Company's stockholders pursuant to California Law, its written opinion to the effect that, as of the date of such opinion, subject to the various assumptions and limitations set forth therein as of the date of such opinion, the cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view and (xi) the Company and its Board of Directors having taken all necessary action so that from and after January 15, 1996 (a) Parent and its affiliates (including, without limitation, Purchaser) have never been and will never be included in the definition of "Acquiring Person" under the Company's Amended and Restated Rights Agreement dated as of October 19, 1995, as amended, between the Company and the First National Bank of Boston (the "Rights Agreement") and (b) the acquisition of Shares (whether pursuant to the Exchange and Purchase Agreement (as defined in "Exchange and Purchase Agreement; No Restrictions on Purchase" below), the Merger Agreement or otherwise) by Parent and its affiliates (including, without limitation, Purchaser) has never caused and will never cause under any circumstances whatsoever any adverse consequence to Parent, any of its affiliates (including, without limitation, Purchaser), or the Company pursuant to the Rights Agreement, including, without limitation, the occurrence of a Distribution Date (as defined in the Rights Agreement) or any adjustment to the Purchase Price (as defined in the Rights Agreement). The Merger Agreement provides that no representation or warranty is made by the Company as to certain matters or conditions which were known to Parent's designees to the Board on or prior to the date of the Merger Agreement, or as to certain other listed matters or conditions.

    The Merger Agreement contains various customary representations and warranties of Parent and Purchaser, including representations by Parent and Purchaser as to (i) organization, qualification and similar limited liability company or corporate matters of Parent and Purchaser, (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement,
(iii) the non-contravention of the Merger Agreement and related transactions with any provision of the limited liability company agreement of Parent, the Certificate of Incorporation or Bylaws of Purchaser, or any material contract, order, law or regulation to which Parent or Purchaser is a party or by which it is bound or obligated, (iv) the absence of untrue statements of material facts or omissions of material facts in any documents related to the Offer and in information provided to the Company in connection with the Schedule 14D-9 or proxy or information statement or similar materials distributed to the Company's stockholders in connection with the Merger, (v) the absence of prior activities of Purchaser other than in connection with or as contemplated by the Merger Agreement, (vi) the availability of all funds necessary to satisfy Purchaser's obligations under the Merger Agreement, (vii) the absence of payments to any intermediary other than listed intermediaries of any finder's, professional or other fee or commission and (viii) the availability of Parent's "director and officer" insurance coverage for the members of the Special Committee.

COVENANTS

    CONDUCT OF THE BUSINESS OF THE COMPANY. Except with respect to certain enumerated items, from the date of the Merger Agreement to the earlier of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms, the Company and its subsidiaries will each conduct its operations in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will, consistent with the foregoing, each use its reasonable best efforts to preserve its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it.

    Accordingly, prior to the Effective Time, except as otherwise expressly provided in the Merger Agreement, neither the Company nor any of its subsidiaries may, without the prior written consent of Purchaser, which consent will not be unreasonably withheld or delayed, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring Purchaser's prior approval include actions by the Company or its subsidiaries to (i) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any Shares, any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement; (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries; or (iii) take or agree to take any action which would violate the covenants or any action which would cause the condition described in paragraph (d) of Section 13 not to be satisfied.

    REASONABLE BEST EFFORTS. Each of the parties will use its reasonable best efforts to take all actions and do all things reasonably necessary to consummate and make effective the transactions contemplated by the Merger Agreement.

    PUBLIC ANNOUNCEMENTS. Parent and Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement.

    INDEMNIFICATION. Parent will cause the Surviving Corporation to keep in effect in its Articles of Incorporation and Bylaws the provisions with respect to exculpation of director and officer liability and indemnification and advancement of expenses set forth in the Articles of Incorporation and First Amended and Restated Bylaws of the Company on the date of the Merger Agreement to the fullest extent permitted under applicable law, which provisions will not be amended, repealed or otherwise modified for at least six years after the Effective Time except as required by applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification or advancement of expenses thereunder. Parent will also cause the Surviving Corporation to honor in accordance with their terms the existing Indemnification Agreements between the Company and its directors and executive officers.

    From and after the Effective Time, Parent will guarantee the obligations of the Surviving Corporation to perform all of its obligations under the Surviving Corporation's Articles of Incorporation and Bylaws with respect to indemnification and to cause the Surviving Corporation to perform all such obligations.

    The Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, to the fullest extent permitted by applicable law, Joseph P. Sullivan and Clayton K. Yeutter (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such Indemnified Party's capacity as a director (including, without limitation, as a member of the Special Committee) or fiduciary of the Company (including, without limitation, in connection with the transactions contemplated by the Merger Agreement) occurring on or before the Effective Time (or, if the Merger Agreement is terminated without the Merger becoming effective, occurring on or before the termination of the Merger Agreement), until the expiration of the statute of limitations relating thereto (and will pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under applicable law, upon receipt, in the case of the Company or the Surviving Corporation, as the case may be, from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under applicable law). If the Merger becomes effective, Parent shall be jointly and severally responsible, to the fullest extent permitted under applicable law (it being understood that applicable law may permit Parent to indemnify or advance expenses to the Indemnified Parties under circumstances in which the Company could not do so), for the indemnification and advancement of expenses obligations provided for in the immediately preceding sentence. If the Merger does not become effective, Parent shall have the same responsibilities set forth in the immediately preceding sentence, except that Parent shall have no responsibility for indemnifying or advancing expenses to the Indemnified Parties with respect to matters that do not arise out of or pertain to the work of the Special Committee, the Merger Agreement or the transactions contemplated by the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation covered by this paragraph, (i) the Company, Parent or the Surviving Corporation, as the case may be, will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company, Parent and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor Parent nor the Surviving Corporation will be liable for any settlement effected without its written consent; and provided, further, that neither the Company, Parent nor the Surviving Corporation, as the case may be, will be obligated as described in this paragraph to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties will have conflicting interests in the outcome of such action, in which case additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company, Parent or the Surviving Corporation, as the case may be; and provided further that, in the event any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim will continue until the disposition of such claim. In connection with Parent or the Surviving Corporation making any payment or advancing any funds as described in this paragraph, Parent or the Surviving Corporation, as the case may be, will be entitled to require the Indemnified Party in question to use their reasonable best efforts at the cost and expense of Parent and the Surviving Corporation, to cause Parent or the Surviving Corporation, as the case may be, to be subrogated to the rights of such Indemnified Party under any insurance coverage maintained by the Surviving Corporation, Parent or any of their respective affiliates with respect to the underlying subject matter of, and to the extent of, such payment or advance.

    Parent will cause the Surviving Corporation to maintain in effect for six years from the Effective Time, if available, the coverage provided by the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that nothing contained in this Agreement will require the Surviving Corporation to incur any annual premium in excess of 200% of the last annual aggregate premium paid prior to the date of this Agreement for all current directors' and officers' liability insurance policies maintained by the Company. In addition, Parent will cause the Indemnified Parties to receive, for six years following the date of the Merger Agreement, the same directors and officers insurance coverage that other present or formal independent directors of TDCC or its subsidiaries receive.

    Heirs, representatives and estates of the Indemnified Parties will have the right to enforce the indemnification obligations arising under the Merger Agreement.

    NOTIFICATION OF CERTAIN MATTERS. The Company will give prompt notice to Parent or Purchaser, and Parent or Purchaser will give prompt notice to the Company, as the case may be, of (i) the occurrence, or non-occurrence of any event which would be likely to cause any condition contained in the Merger Agreement to be unsatisfied and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement under the Merger Agreement.

    EXCHANGE AND PURCHASE AGREEMENT; NO RESTRICTIONS ON PURCHASE. The parties agreed to amend the Exchange and Purchase Agreement to the extent necessary to permit the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement. From and after the date that Purchaser first makes payment with respect to validly tendered and not withdrawn Shares pursuant to the Offer, the Exchange and Purchase Agreement will be deemed to have been canceled and terminated and no longer binding on the parties thereto and shall be of no further force or effect; provided, however, that the provisions of Section 6.10 of the Exchange and Purchase Agreement will remain in full force and effect without any amendment thereto. Without limiting the generality of the foregoing, from and after the date that Purchaser first makes payment with respect to validly tendered and not withdrawn Shares pursuant to the Offer, Parent, Purchaser and their affiliates will no longer be bound by the restrictions set forth in Sections 6.12 and 6.13 of the Exchange and Purchase Agreement and, subject to Purchaser's obligations under the Merger Agreement to effect the Merger, Parent, Purchaser and their affiliates will be permitted to acquire additional Shares and/or increase their percentage ownership of the Company (whether through any tender offer, open market purchase, negotiated transaction, merger, consolidation, reverse stock split or otherwise) without restriction under the Exchange and Purchase Agreement.

    COMPLIANCE BY PURCHASER; FINANCING. Parent will cause Purchaser to timely perform and comply with all of its obligations under or related to the Merger Agreement, including, without limitation, all obligations in or with respect to the Offer.

    TDCC will ensure that Purchaser has sufficient funds to acquire all the outstanding Shares in the Offer and the Merger. In the Merger Agreement, TDCC made a representation and warranty as to the validity of TDCC's execution and delivery of the Merger Agreement and its enforceability against TDCC.

    ACCESS TO INFORMATION. From the date of the Merger Agreement to the Effective Time, subject to any applicable legal restrictions, fiduciary duties or applicable privileges, the Company will (and will cause its subsidiaries to) afford to authorized representatives (including, without limitation, attorneys, auditors and financial advisors) of Parent and Purchaser reasonable access during normal business hours to the Company's personnel, offices and other facilities and to all books and records of the Company and will cause its officers and employees to furnish Parent and Purchaser and their authorized representatives such financial and operating data and other information with respect to the Company's business and properties as Parent and Purchaser and their authorized representatives may from time to time reasonably request.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    The obligations of each party to the Merger Agreement to effect the Merger under the Merger Agreement are subject to the satisfaction or, if appropriate, waiver of the following conditions:

        (i) PURCHASE OF SHARES. Purchaser will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer and Purchaser will be the record and beneficial owner of a sufficient number of Shares (90% of the outstanding Shares (assuming the transfer to Purchaser of all Shares owned by Parent)) to permit the Merger to be effected pursuant to California Law.

        (ii) NO PROHIBITION. No order, decree or ruling or other action restraining, enjoining or otherwise prohibiting the Merger, will have been issued or taken by any court or other governmental body.

TERMINATION

    The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (i) by mutual written consent of Parent and Purchaser, on the one hand, and of the Company acting upon the direction of the Special Committee, on the other hand, (ii) by the Company acting upon the direction of the Special Committee or by Parent to the extent that performance is prohibited, enjoined or otherwise materially restrained by any final, non-appealable judgment, (iii) by the Company acting upon the direction of the Special Committee or by Parent if, due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth under "Conditions of the Offer," Purchaser will have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement or (b) terminated the Offer without having accepted any Shares for payment thereunder; provided, that the right to terminate this Agreement under this clause (iii) will not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause or resulted in the circumstances described in this clause (iii),
(iv) by the Company, acting upon the direction of the Special Committee if, prior to the purchase of Shares pursuant to the Offer, Parent or Purchaser will have failed to comply in all material respects with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within 20 business days following receipt by Parent or Purchaser of written notice of such failure to comply, (v) by the Company acting upon the direction of the Special Committee if, prior to the purchase of Shares pursuant to the Offer, there has been (a) a breach in any material respect by Parent or Purchaser of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (b) a breach by Parent or Purchaser of any representation that is qualified as to materiality, in each case which breach has not been cured within 20 business days following receipt by Parent or Purchaser of written notice of the breach, or (vi) by either the Company acting upon the direction of the Special Committee or by Parent if the Merger will not have occurred on or prior to April 30, 1999; provided, that the right to terminate the Merger Agreement under this clause will not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or before such date.

    In the event of the termination and abandonment of the Merger Agreement as described in the next previous paragraph, the Merger Agreement will become void and have no effect, other than as described in this paragraph and in "Survival of Representations and Warranties" below. No termination of the Merger Agreement and nothing described in this paragraph or in "Survival of Representation and Warranties" below will relieve any party from liability for any willful breach of any representation or warranty contained in the Merger Agreement or any breach of any covenant contained in the Merger Agreement occurring prior to such termination.

    Subject to the description in the next previous paragraph, each party will bear its own expenses and costs in connection with the Merger Agreement and the transactions.

AMENDMENT; EXTENSION; WAIVER

    The Merger Agreement may be not be amended except by an instrument in writing signed by Parent, Purchaser and the Company. Any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the unanimous concurrence of the Special Committee.

    Subject to the description in the next previous paragraph, at any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant to the Merger Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of any party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under the Merger Agreement shall not constitute a waiver of such rights. Without limiting the rights of any other party to the Merger Agreement, the Merger Agreement provides that the Special Committee has the right to exercise the Company's rights and enforce the terms of the Merger Agreement on behalf of the Company.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    The representations and warranties made in the Merger Agreement will not survive beyond the Effective Time or any termination of the Merger Agreement. The covenants and agreements in the Merger Agreement or the termination of the Merger Agreement will survive the Effective Time in accordance with their terms or as contemplated by such terms.

GOVERNING LAW

    The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, provided that matters of internal corporate law relevant to the Company are governed by California Law.

CONFIDENTIALITY AGREEMENTS

    On July 16, 1998, the Company (by the Special Committee), Parent, TDCC and Wasserstein Perella entered into the Confidentiality Agreement providing for the nondisclosure of confidential information to be provided by Parent and TDCC to the Special Committee and its advisors. The Confidentiality Agreement provided that the Special Committee and its attorneys and financial advisors, each agree that the non-public, confidential, proprietary and/or privileged Parent or TDCC information related to the Company, Parent or TDCC ("Confidential Information") provided to the Special Committee and its attorneys and financial advisors will be kept confidential and used only for evaluation of the proposed amendment and transaction. Merrill Lynch has also agreed to be bound by the terms of the Confidentiality Agreement.

    All Confidential Information will remain subject to the terms of the Confidentiality Agreement for ten years.

    The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an Exhibit 6 hereto and incorporated herein by reference.

    In addition to the Confidentiality Agreement, the members of the Special Committee in their individual capacities entered into separate agreements with TDCC and Parent to maintain the confidentiality of certain information of TDCC and Parent.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION

    Each of the Board and the Special Committee has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company (other than TDCC or its affiliates). The Board recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (B)(I) BACKGROUND

    As noted above, on January 15, 1996, Parent and the Company entered into the Exchange and Purchase Agreement. Pursuant to the Exchange and Purchase Agreement, Parent agreed (i) to acquire 2,707,884 shares of Common Stock and a $100,000 promissory note of Agrigenetics, Inc. in exchange for all of the outstanding common stock of United Agriseeds, Inc. and (ii) to purchase 1,745,450 shares of Common Stock for consideration of $26,400,000. In addition, on January 15, 1996, Parent entered into a Stock Purchase Agreement with The Lubrizol Corporation to purchase 9,502,348 shares of Common Stock from The Lubrizol Corporation and an affiliate for $126,217,849. The transactions contemplated by these agreements closed on February 20, 1996 (the "Measurement Date").

    Pursuant to the Exchange and Purchase Agreement, among other things, Parent agreed that it would not acquire shares of Common Stock beyond specified levels at certain periods, and that it would not acquire shares of Common Stock such that it would hold more than 79.9% of the outstanding Common Stock, unless certain detailed procedures were undertaken. See Item 3(b)(2) "Exchange and Purchase Agreement."

    During calendar year 1996, Parent continued to acquire shares of Common Stock in the open market, from employees of the Company in connection with the exercise of their stock options, and directly from individual sellers. On December 2, 1996, Parent purchased 1,000,000 shares of Common Stock from Pioneer Overseas Corporation, which, aggregated with shares already owned by Parent, gave Parent ownership of greater than 50% of the outstanding shares of Common Stock and control over the Board.

    From December 1996 through November 1997, Parent continued to acquire shares of Common Stock in the open market and directly from third-party sellers (including from Dr. Jerry Caulder, who resigned as Chairman of the Board and Chief Executive Officer of the Company in May 1997, but remained a director of the Company).

    On June 30, 1997, TDCC, through wholly-owned subsidiaries, became the 100% owner of Parent, purchasing the 40% stake in Parent held by another entity.

    During the summer of 1997, three of the Company's directors--Dr. Caulder, Thomas J. Cable and W. Wayne Withers--alleged that Parent, TDCC and Parent's designees on the Board had breached their fiduciary duties to the Company and the Minority Stockholders. Those allegations are discussed below. See "Summary of Special Committee Investigation of Certain Allegations." TDCC, Parent and Parent's designees deny that they acted wrongfully.

    On November 11, 1997, Parent notified four directors of the Company (Dr. Caulder, Mr. Cable, Dr. David H. Rammler and Mr. Withers) that Parent would not vote to reelect them to the Board. Parent stated that, in addition to its own designees and Carlton J. Eibl, President of the Company, it would nominate three candidates with special expertise and talents in plant biotechnology, the seed industry and the financial affairs of growth oriented high technology companies. At the Company's annual meeting of stockholders held on January 8, 1998, Joseph
P. Sullivan, Dr. George Khachatourians and Roy M. Barbee were elected to fill those vacancies. During March and April 1997, these three new members of the Board were appointed as an independent committee to work with the Company's management in evaluating the best path for the Company.

    On April 30, 1998, prior to completion of the work of the independent committee described above, Parent notified the Company and publicly announced that it desired to amend the Exchange and Purchase Agreement to allow Parent to purchase all of the Shares held by the Minority Stockholders (the "Minority Shares") and stated that, if the Exchange and Purchase Agreement were amended to permit such discussions, Parent would be prepared to discuss such a transaction at a price per share of $20.50 (the "Initial Proposal"). On May 6, 1998, the Company announced that it had received the Initial Proposal and that the Board had appointed the Special Committee to evaluate Parent's request. The Special Committee, appointed in light of the conflict of interest, with respect to the Initial Proposal, of the five member majority of the Board designated by Parent, consisted of Mr. Sullivan and Dr. Khachatourians.

    In early May 1998, the Special Committee retained Altheimer & Gray as its legal adviser, and made inquiries with, and interviewed, a number of investment banking firms, including WP&Co. These contacts were reviewed by the Special Committee at a meeting on May 18, 1998, at which the Special Committee also reviewed with Altheimer & Gray the duties of special committees in similar situations.

    On May 22, 1998, the Special Committee met with WP&Co. regarding WP&Co.'s retention and the work WP&Co. would perform in connection therewith (including due diligence efforts), and on May 26, 1998, the Special Committee announced the retention of WP&Co. as its financial advisor.

    During late May and early June 1998, the Special Committee and its advisors began extensive due diligence with respect to the Company, including its financial condition and its intellectual property assets and position, both through on-site visits to the Company's headquarters in San Diego, California and by telephone and receipt and review of documents.

    During late May and early June 1998, Altheimer & Gray learned from Dr. Khachatourians that Dr. Khachatourians had provided three days of consulting services to TDCC and Parent in August 1997 for total consideration of $18,000. In order to avoid any questions regarding his independence, Dr. Khachatourians determined that he should resign from the Special Committee. At a meeting on June 11, 1998, Dr. Khachatourians voluntarily resigned from the Special Committee, and, in accordance with the recommendation of Mr. Sullivan, Ambassador Clayton K. Yeutter was appointed to the Board and to the Special Committee. Mr. Sullivan had considered a number of candidates for the anticipated vacancy on the Special Committee and selected Mr. Yeutter due to his extensive experience in the agricultural field (including serving as U.S. Secretary of Agriculture), his strong negotiating skills and background (including serving as U.S. ambassador to the Uruguay Round of GATT) and Mr. Sullivan's view, based on their experience together with The Vigoro Corporation, where Mr. Sullivan was Chairman of the Board and Mr. Yeutter a director, that Mr. Yeutter would be able to promptly and effectively step into his role on the Special Committee and be a strong representative of the Minority Stockholders. In order to permit Mr. Yeutter's appointment to the Board, Mr. Barbee resigned from the Board.

    In mid-June 1998, through its due diligence investigation, the Special Committee learned of certain allegations involving actions of Parent and its designated directors on the Board made by former directors and executive officers of the Company, which are described in detail below. See "Summary of Special Committee Investigation of Certain Allegations." These allegations generally involved whether Parent and its Board designees had treated the Company as a wholly-owned subsidiary, ignoring the rights of the Minority Stockholders, and had made decisions based on the benefits of opportunities to Parent, rather than the Company as an independent entity. As described below, the Special Committee and its representatives investigated these allegations. The Special Committee took the results of its investigation into account in its determinations as to the value of the Company and had frank discussions regarding such allegations during its negotiations with Parent.

    On June 10, 1998, WP&Co. sent a letter to TDCC requesting information on a number of due diligence matters, including issues raised by these allegations.

    On June 25, 1998, the Special Committee and its legal and financial advisors met with Parent and its representatives to discuss ongoing due diligence issues, disclosure issues (including issues relating to the allegations referred to above) and the anticipated schedule for the process. At this meeting, there was significant discussion as to the information requested by WP&Co. on behalf of the Special Committee and the scope of information to be provided to the Special Committee. At a meeting of the Special Committee later on June 25, the Special Committee was presented with an initial preliminary report by WP&Co. and a detailed discussion by Altheimer & Gray of the Special Committee's duties and issues relating to disclosure by Parent to the Special Committee of certain information.

    Based on the June 25 meetings, on June 26, 1998, WP&Co. sent another letter to TDCC requesting additional information, particularly with respect to TDCC's and Parent's analyses of the Company, any material discussions in which TDCC or Parent might be engaged with respect to transactions in the biotech area and the issues raised by certain of the Company's former officers and directors.

    As a part of its review of the Company's business, Altheimer & Gray learned that Parent had performed significant work in two areas relating to the Company's intellectual property estate. Specifically, attorneys for Parent had prepared an overview and categorization of the Company's intellectual property assets, including an assessment of pending litigation, and Parent was managing or participating in a substantial part of the outstanding patent litigation to which the Company is a party. In response to requests from Altheimer & Gray and the Special Commitee, on July 9, 1998, Mr. Sullivan and attorneys from Altheimer & Gray met with Parent and its patent litigation counsel to discuss these due diligence matters.

    On July 21, 1998, the Special Committee met and approved an amendment to the Exchange and Purchase Agreement, subject to approval by the full Board (which approval was granted the following day), to allow (i) substantive discussions and negotiations with respect to a potential buyout transaction and (ii) a transaction to be formally proposed and consummated if such discussions and negotiations warranted. At that meeting, WP&Co. informed the Special Committee that, if asked, WP&Co. would be unable to opine that a price of $20.50 for such a transaction would be fair to the Minority Stockholders from a financial point of view. Also at that meeting, the Special Committee and its advisors discussed strategies with respect to a meeting with Parent to be held the next day.

    On July 22, 1998, the Special Committee, along with WP&Co. and Altheimer & Gray met with Parent and its legal and financial advisors in Midland, Michigan. Discussions were held as to certain recently disclosed information, the historical relationship between the Company and Parent (including issues raised by the allegations noted above) and other due diligence matters, including Parent's plans for the Company and the Company's strategic value to Parent. Later that day, the Board approved the amendment to the Exchange and Purchase Agreement and the amendment was executed.

    On July 24, 1998, the Special Committee received Altheimer & Gray's preliminary analysis of the Company's intellectual property estate and the litigation with respect thereto. The final report with respect to these issues was delivered to the Special Committee on July 31, 1998.

    On July 27, 1998, the Special Committee met with Altheimer & Gray and WP&Co. and received WP&Co.'s preliminary presentation as to the value of the Company, with a view toward a presentation of this analysis to Parent at a meeting scheduled for August 3, 1998. At this July 27 meeting, the Special Committee and its advisors reviewed the presentation in detail and held lengthy and significant discussions with WP&Co. as to its analysis and assumptions. WP&Co. circulated another draft of its preliminary report, and on July 31, 1998, the Special Committee met by teleconference with its advisors to review the status of the presentation and review further modifications.

    On August 3, 1998, the Special Committee and WP&Co. met with Parent and its financial advisor, Salomon Smith Barney Inc. The advisors made presentations at this meeting as to their respective analyses of the Company's value, and delivered reports to the parties with respect thereto.

    During the succeeding ten days, the parties exchanged correspondence regarding the presentations and conclusions of the financial advisors. During this period, Parent questioned the wide discrepancy between the projections presented by the Company's management to the Board in December 1997 and the projections included in the WP&Co. materials. Also during this period, the Special Committee received a report from Mr. Eibl regarding the view of the Company's management with respect to the financial advisors' reports, assumptions and conclusions. This report was provided by the Special Committee to Parent.

    On August 14, 1998, the Special Committee met with Parent and discussed the terms of the proposed transaction. Discussions centered on a range of values, with Parent, at this meeting, indicating a high value of $26.00 per Share and the Special Committee, at this meeting, indicating that the low end of its range was $30.00 per Share. The parties agreed to discuss their positions with their respective advisors and to meet again on August 26, 1998.

    During the succeeding two weeks, the Special Committee and its legal and financial advisors met several times to finalize and refine their information as to all of the matters discussed above.

    On August 26, 1998, the Special Committee met with Parent and the parties reached a preliminary and tentative agreement as to price at $28.00 per Share, subject to agreement as to the terms and conditions of a definitive agreement and any other material issues that might arise. Parent and the Special Committee instructed their respective advisors to proceed on this basis. Parent indicated to the Special

Committee that it would need the approval of its governing body. Following the Special Committee meeting with Parent, the Special Committee asked WP&Co. to formally determine if it would be prepared to render a fairness opinion with respect to a price of $28.00 per Share.

    On August 27, 1998, counsel for Parent delivered an initial draft merger agreement to Altheimer & Gray, and over the next four days, the parties and their representatives negotiated the terms of the Merger Agreement. During this time, legal counsel for Parent and the Special Committee also entered into discussions with legal counsel for the Company stockholder plaintiffs in the putative class action litigation with respect to a possible settlement. As a result of these discussions, on September 3, 1998, counsel for the plaintiffs, Parent, TDCC and the Special Committee entered into a "Memorandum of Understanding" ("MOU"). The MOU provides that, subject to a number of conditions, including confirmatory discovery, and court approval, the parties would agree to dismiss the putative class action litigation with prejudice. See
Item 8.

    On August 31, 1998, the Special Committee met with Mr. Eibl, WP&Co. and Altheimer & Gray to review the process undertaken to date, review the Merger Agreement as finally negotiated, receive reports from Mr. Eibl, on behalf of management of the Company, from Altheimer & Gray, as to their review of the Company's intellectual property position, the allegations noted above and the Special Committee's duties under applicable law, and from WP&Co. as to its report with respect to the Company from a financial point of view. At this meeting, WP&Co. delivered its opinion, dated August 31, 1998, to the Special Committee to the effect that, subject to the various assumptions and limitations set forth therein, the $28.00 cash price to be received by the Minority Stockholders pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. A copy of the full text of the opinion of WP&Co., dated August 31, 1998, which sets forth, among other things, the opinion expressed, assumptions made, procedures followed, matters considered and limitations of review undertaken in connection with such opinion, is attached hereto as Annex A and should be read in its entirety. The Special Committee (i) unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders,
(ii) authorized and approved the acquisition of Shares by Purchaser in the Offer and the Merger, (iii) approved and adopted in all respects the Merger Agreement and the performance by the Company of its obligations thereunder, (iv) recommended acceptance of the Offer and the tender of shares pursuant thereto, and (v) recommended that the Board approve and adopt the Merger Agreement, the acquisition of Shares pursuant thereto and that the Board recommend that the Minority Stockholders tender their Shares in the Offer and, to the extent required, approve and adopt the Merger Agreement and the transactions contemplated thereby.

    Later on August 31, 1998, at a meeting of the Board, the Special Committee presented its report to the Board, including its recommendations set forth above. The Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and the Minority Stockholders, (ii) authorized and approved the acquisition of shares by Purchaser in the Offer and the Merger, (iii) approved and adopted in all respects the Merger Agreement and the performance by the Company of its obligations thereunder, and (iv) recommended that the Minority Stockholders tender their Shares in the Offer and, to the extent required, approve and adopt the Merger Agreement and the transactions contemplated thereby. Finally, the Compensation Committee of the Board, which governs each of the Mycogen Corporation 1992 Stock Option Plan, the Mycogen Corporation Restricted Stock Issuance Plan and the Mycogen Corporation 1995 Stock Purchase Plan, approved the treatment of the options, purchase rights and restricted stock subject to those plans, as described in the Merger Agreement, and took actions designed to effect such treatment.

    The Merger Agreement was executed on August 31, 1998, and Parent and the Company issued a joint press release announcing such execution and delivery on August 31, 1998 (a copy of which is attached hereto as Exhibit 28).

    (b)(2) REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD. In determining that the Offer and the Merger are fair to, and in the best interests of, the Minority Stockholders, and in making its recommendation to the Board, the Special Committee considered the following material factors, which taken as a whole, supported its determination:

        (i) the offer of $28.00 per Share represented a premium of approximately 36.6%, 53.4% and 64.7% over the closing price of the Shares on the NASDAQ National Market one full trading day, thirty days and sixty days prior to the public announcement of the Initial Proposal on April 30, 1998, respectively;

        (ii) the Special Committee's review of historical market prices and recent trading activity of the Shares, including the fact that prior to August 31, 1998, the Shares had not closed above $25.50 per Share since June 1997, and developments in the stock market since the date of the Initial Proposal;

       (iii) the Special Committee's consideration of, among other things, (a) the business plan and information with respect to the financial condition, results of operations, business and prospects of the Company, (b) the changes and consolidation occurring in the agricultural biotechnology industry, their impact on the Company and the potential implication of these changes on the Company's relationship with Parent, (c) the historical relationship between the Company and Parent, including with respect to the Special Committee's investigation of the allegations described below, (d) the fact that the valuation analyses of WP&Co. involved potentially speculative valuation of income opportunities which were far in the future and involved assumptions of market share in such future periods, (e) the inherent uncertainty as to the value of certain intellectual property rights of the Company which are subject to a number of uncertainties (such as, for example, the litigation to which the intellectual property is subject, the need to commercially develop such rights, and the inherent speculative nature of commercial development of these rights, including the area of oral immunology, and the effect of the Company's competition in these fields), and (f) concerns regarding the achievability of the Company's projections which formed the basis for the discounted cash flow analysis in WP&Co.'s report;

        (iv) the history of the negotiations between the Special Committee and its representatives and Parent's representatives, including the fact that
    (a) the negotiations resulted in an increase in the price at which Parent was prepared to acquire the Shares from $20.50 per Share to $28.00 per Share, an increase of 36.6%, and (b) the Special Committee believed that Parent would not further increase the price payable in the Offer and that $28.00 per Share was the highest price that could be obtained from Parent;

        (v) the Special Committee's review of presentations by, and discussion of the terms of the Merger Agreement (including the Offer and the Merger) with, representatives of the Special Committee's legal counsel and its financial advisors;

        (vi) the terms of the Offer, the Merger and the Merger Agreement, including the structural features of the Offer, which provide for a prompt cash tender offer for all outstanding Shares held by the Minority Stockholders to be followed if certain conditions are satisfied by a merger for the same consideration (thereby enabling the Minority Stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time);

       (vii) other provisions of the Offer and the Merger Agreement, including the fact that (a) the Purchaser is not permitted to waive the Minimum Condition without the approval of the Special Committee unless, after the consummation of the Offer, Parent and Purchaser would own at least 81.07% of the Fully Diluted Shares (so that at least a majority of the Minority Shares on a fully diluted basis would have been tendered), (b) the Offer is not subject to any financing condition and (c) the terms of the Merger Agreement may not be amended or waived without the approval of the Special Committee;

      (viii) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent and the limited scope of conditions (other than the Minimum Condition) to be satisfied prior to the consummation of the Merger as provided in the Merger Agreement;

        (ix) the written opinion of WP&Co. delivered to the Special Committee on August 31, 1998 (the "WP&Co. Opinion") to the effect that, subject to the various assumptions and limitations set forth in the WP&Co. Opinion, the $28.00 cash price to be received by the holders of shares of Common Stock (other than TDCC or its affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view, and the report and analysis presented by WP&Co. The full text of the WP&Co. Opinion, which sets forth among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The WP&Co. Opinion is directed to the Special Committee, addresses only the fairness of the consideration to be received by the Minority Stockholders from a financial point of view and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer and tender its Shares. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE WP&CO. OPINION AND THE "OPINION OF WP&CO." SECTION SET FORTH BELOW IN THEIR ENTIRETY;

        (x) the risk that the Company would suffer the loss of key employees and other adverse consequences if the Company had not accepted Parent's offer to engage in the transactions contemplated by the Merger Agreement and had pursued other alternatives with the attendant delay inherent in such alternatives (in particular, it was noted that a competitor of the Company had announced plans to open a facility near the Company's headquarters, and that the risk of loss of key employees described above, which management had indicated was already high, would be increased thereby);

        (xi) the belief of the Special Committee, and the concurrence of the Company's management, that, in a rapidly developing competitive market, in order for the Company to effectively compete, it would need to be a part of a larger strategic organization or fundamentally change to a different strategy, whether a niche strategy or otherwise, and the fact that such change was unlikely to happen in light of Parent's majority ownership of the Company; in this connection, the Special Committee also considered management's view that the Company has short term cash needs as well as continuing needs over many years to fund certain of its research and development opportunities which would be difficult to meet in the absence of consummating a buyout of the Minority Stockholders by Parent;

       (xii) the fact that Parent owns a majority of the shares of Common Stock, control of the Board and the right to maintain such ownership level and control, and the stated unwillingness of Parent to sell such shares to a third party bidder for the acquisition of the Company and the improbability of a third party making such a bid; and in connection therewith, Parent had indicated that it was not interested in selling the Company to a third party and the Special Committee and WP&Co. were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company or its businesses;

      (xiii) the Special Committee's determination, and the concurrence of the Company's management, that, in light of allegations made and other organizational differences between Parent and the Company, a continuation of the status quo position of the parties would be highly undesirable and would present a significant risk of further erosion of the relationship between Parent and the Company and of the value of the Company;

       (xiv) the Special Committee's view that, in light of factors (x)--(xiii), together with continued disappointing operating results, and risks with respect to the trading price of the Shares and the stock market in general, the consideration that the stockholders of the Company (other than Parent and Purchaser) would obtain in a future transaction (including any transaction which might be effected by Parent pursuant to the Exchange and Purchase Agreement following February 1999) would likely be less advantageous than the consideration they would receive pursuant to the Offer and the Merger; and

       (xv) the ability of the Minority Stockholders to exercise dissenters' rights under the CGCL in connection with the Merger.

    In reaching its determinations referred to above, the Board considered the recommendation of the Special Committee and a report of the Special Committee, which, in the view of the Board, supported such determinations.

    The members of the Board, including the members of the Special Committee, evaluated the various factors considered in light of their knowledge of the business, financial condition and prospects of the Company, and sought and considered the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Special Committee found it practicable to quantify or otherwise assign relative weights to any of the foregoing factors, and, accordingly, neither the Board nor the Special Committee did so. In addition to the factors listed above, the Special Committee considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Minority Stockholders to participate in any potential future growth in the value of the Company, but believed that this loss of opportunity was appropriately reflected by the price of $28.00 per Share to be paid in the Offer and the Merger.

    The Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors (unaffiliated with Parent, Purchaser or their affiliates or the Company's management) appointed to represent the interests of the Minority Stockholders; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained and was advised by independent financial advisors, who assisted the Special Committee in evaluating the Offer and the Merger and rendered a fairness opinion, as described herein; (iv) the detailed review by the Special Committee and its advisors of the business, financial condition and intellectual property estate of the Company and the review of the allegations of improprieties by Parent in its relationship with the Company; (iv) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) the $28.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arms'-length bargaining between members of the Special Committee, on the one hand, and Parent, on the other; and (vi) Purchaser is not permitted to waive the Minimum Condition without the consent of the Special Committee unless, after the consummation of the Offer, Parent and Purchaser would own at least 81.07% of the Fully Diluted Shares (which would constitute the tender of a majority of the Minority Shares, on a fully diluted basis).

    On August 31, 1998, the Board held a meeting and, based upon, among other things, the unanimous recommendation of the Special Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and its Minority Stockholders and approved the Offer, the Merger and the Merger Agreement and recommends that the Minority Stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND THE MINORITY STOCKHOLDERS, AND, UPON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT MINORITY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER.

SUMMARY OF SPECIAL COMMITTEE INVESTIGATION OF CERTAIN ALLEGATIONS.

    During the course of the Special Committee's due diligence efforts, the Special Committee learned of certain allegations made by former officers and directors of the Company. These allegations essentially alleged that Parent and Parent's nominees to the Board had breached fiduciary duties owed to the Company and the Minority Stockholders. The allegations, although involving numerous specifics, fit into five general categories: (i) that Parent and its nominees had inhibited, blocked or prevented the Company from entering into certain transactions (such as mergers, acquisitions, joint development agreements and the like) with third parties that allegedly would have been beneficial to the Company; (ii) that Parent and its nominees had prevented the Company from making a public offering; (iii) that Parent provided equity financing to the Company on terms that were unfair to the Company; (iv), that Parent and its nominees had offered the Company's technology to others in exchange for technology of little or no interest to the Company, but of value to Parent; and (v) that Parent had passed up opportunities to sell the Company as a whole for a favorable price.

    These allegations have been principally made by Dr. Jerry Caulder, Chief Executive Officer of the Company until May 1997 and Thomas Cable, a director of the Company until January 1998. In November 1997, Parent determined not to vote for the re-election to the Board of Dr. Caulder (who had remained a member of the Board after his resignation as Chief Executive Officer), Mr. Cable, David Rammler, the founder of the Company, and W. Wayne Withers, formerly of Monsanto Corporation and currently General Counsel of Emerson Electric Company.

    In the summer of 1997, while still members of the Board of the Company (but after Dr. Caulder had resigned as Chief Executive Officer), Dr. Caulder and Mr. Cable sent an unsigned letter (marked "draft") to Pedro Reinhard, Chief Financial Officer of TDCC, cataloging a number of complaints about the way TDCC and Parent had managed the Company. Mr. Withers sent a letter to TDCC around the same time period requesting that the Company hire an independent law firm to advise the independent members of the Board concerning alleged conflicts of interest between Parent and the Company. TDCC and Parent denied the complaints set forth in the draft letter; there is no known response to Mr. Withers' letter and no counsel was hired. In approximately April 1998, officers of the Company prepared two chronologies, one of which described the history of the discussions concerning raising public equity in 1997 and Parent's ultimate refusal to permit additional shares to be sold to the public and the other cataloging a number of transactions with third parties that were said to have been blocked by Parent.

    During its due diligence review of the Company, the Special Committee (neither of whose members had been on the Board at the time of the events in question) learned of the Caulder/Cable draft letter and the chronologies described above. Altheimer & Gray, as counsel to the Special Committee, assisted the Special Committee in an investigation into these matters. Following is a summary of the Special Committee's analysis of these documents and the allegations set forth therein.

    1. Both the Caulder/Cable draft letter and one of the management chronologies, as well as other sources, document cases in which the Company's management wished to pursue various business opportunities--some in the form of acquisitions, some structured as licenses, some as joint development agreements or otherwise--but was purportedly unable to obtain Parent's approval to do so. These transactions involved a large range of differing circumstances. Only one of these transactions was ever actually presented to the Board, which rejected it by a 5-4 vote in February 1997, all of the Parent designees voting against and all of the other directors voting in favor. Other transactions that were favored by the Company's management were not approved by the Company's "Technology Committee" (dominated by Parent), but were not submitted to the Board. The transactions in question were also at various stages of completion. The largest and most ambitious projects were never close to consummation. The Special Committee had significant questions regarding whether these transactions could have been accomplished even with the enthusiastic support of Parent. Other potential business deals were more advanced in their development, even at the final contract stage. In general, the Special Committee found it impossible to tell whether and to what extent the Company would be better off had any or all of these transactions been accomplished. Many were in the nature of long term trait development transactions and it would have been several years before it would be clear whether they would have been profitable.

    2. As set forth in the Caulder/Cable draft letter and the other chronology, the Company had been considering means of financing its operations for much of 1997. The Board looked into raising money through the public sale of shares of Common Stock. During the summer of 1997, Parent decided that it would not permit the Company to issue new shares to anyone other than Parent, which Parent had a right to do under the Exchange and Purchase Agreement. The Special Committee determined that Parent's contractual rights, which had been extensively bargained for at arms' length, supported its actions in this case. In addition, Parent has maintained its belief that the raising of funds through outside equity would be too expensive for the Company. Moreover, there is no assurance that the Company could have successfully completed a public sale of shares of Common Stock, or at what price.

    3. In approximately October 1997, in connection with a proposed but ultimately unsuccessful acquisition, Parent was prepared to purchase approximately $150 million in value of Common Stock at $24.00 per share. A fairness opinion for that price had been obtained. After the collapse of that transaction, in November 1997, Parent agreed to purchase $75 million in value of Common Stock at a contractually stipulated price of the 90 day trailing average. This transaction was approved unanimously by the Board, including by Dr. Caulder and Messrs. Cable, Rammler and Withers. No fairness opinion was obtained for this transaction. During the two-month period between the time the Board approved the transaction and when it was consummated, the 90 day trailing average price declined from $23.02 to $19.94. Because the stock price was falling at that time, the considerable period of time it took for Parent to formally approve and consumate the transaction resulted in lowering the cost of acquisition for Parent.

    4. In the Caulder/Cable draft letter, the allegation is made that Parent had offered to trade (presumably by way of a cross license) the Company's technology to others in exchange for technology that was of little or no interest to the Company but was of value to TDCC and Parent. However, neither Dr. Caulder, Mr. Cable nor current management of the Company were aware of any instance in which such a technology trade was in fact consummated.

    5. Finally, Dr. Caulder has maintained that Parent could have arranged for the sale of all of the Company's stock (including the Shares held by the Minority Stockholders) at a considerable premium over the market price if it had chosen to do so. The Special Committee recognized that as a matter of law, Parent was and is under no obligation to agree to sell its own shares of Common Stock, even if it might have been in the best interests of the Minority Stockholders that Parent do so.

    TDCC, Parent and Parent's designees have denied that they acted wrongfully with respect to any of the matters raised in these allegations.

    As described above, the Special Committee took these matters and the results of its investigation into account in making its determinations described above and in making its recommendations to the Board.

OPINION OF WP&CO.

    The Special Committee retained Wasserstein Perella to act as its financial advisor in connection with the Transactions (as defined herein). Wasserstein Perella has delivered a written opinion to the Special Committee, dated August 31, 1998, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the $28.00 per Share cash consideration to be received by holders of Shares (other than TDCC and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement (collectively, the "Transactions") is fair to such shareholders from a financial point of view. Wasserstein Perella was engaged and acted solely as an advisor to the Special Committee and not as an advisor to or agent of any other person, including the Company. Wasserstein Perella's opinion is for the benefit and use of the Special Committee in its consideration of the Transactions and may not be used for any other purpose.

    THE FULL TEXT OF THE WRITTEN OPINION OF WASSERSTEIN PERELLA, DATED AUGUST 31, 1998, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX A AND HOLDERS OF THE SHARES ARE URGED TO READ IT IN ITS ENTIRETY. WASSERSTEIN PERELLA'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY HOLDER IN RESPECT OF SUCH MATTERS. THE SUMMARY OF THE OPINION OF WASSERSTEIN PERELLA SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS ANNEX A.

    In connection with rendering its opinion, Wasserstein Perella, among other things, (i) reviewed the financial terms and provisions of the Merger Agreement;
(ii) reviewed the Exchange and Purchase Agreement, dated January 15, 1996, among the Company, Agrigenetics, Inc., Parent and United Agriseeds, Inc. (the "Exchange and Purchase Agreement"), including TDCC's and its affiliates' rights and obligations thereunder both if the Transactions are completed and not completed; (iii) reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to Wasserstein Perella for purposes of its analyses; (iv) met with certain representatives of the Company and Parent to review and discuss such information and, among other matters, the Company's business, financial condition, results of operations and prospects; (v) reviewed and considered certain financial and stock market data relating to the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded and that Wasserstein Perella believed might be relevant or comparable in certain respects to the Company or one or more of its businesses or assets; (vi) reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the seed and agrobiotech industries specifically, and in other industries generally, which Wasserstein Perella believed to be reasonably comparable to the Transactions or otherwise relevant to its analysis; and (vii) performed such other studies, analyses and investigations and reviewed such other information as Wasserstein Perella considered appropriate.

    In its review and analysis and in formulating its opinion, Wasserstein Perella assumed and relied on the accuracy and completeness of all the financial and other information provided to or discussed with it or publicly available, including the financial projections, forecasts, analyses and other information provided to Wasserstein Perella, without assuming any responsibility for independent verification of, or expressing an opinion as to, any of such information. Wasserstein Perella also relied upon the reasonableness and accuracy of the unadjusted projections, forecasts, analyses and other information furnished to Wasserstein Perella and assumed, with the Special Committee's consent, that such projections, forecasts, analyses and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management as of August 31, 1998 and that management of the Company is unaware of any facts that would make the projections, forecasts and other information provided to Wasserstein Perella incomplete or misleading. Wasserstein Perella expressed no opinion with respect to such projections, forecasts and analyses or the assumptions on which they are based. Wasserstein Perella also did not review any of the books and records of the Company or Parent, and although Wasserstein Perella visited certain facilities of the Company, Wasserstein Perella was not retained to conduct, and did not assume any responsibility for conducting, a physical inspection of the properties or facilities of the Company or Parent, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or Parent, and no such independent valuation or appraisal was provided to it. Wasserstein Perella's opinion was based on economic and market conditions and other circumstances as they existed and could be evaluated by it on August 31, 1998. Although subsequent developments may affect Wasserstein Perella's opinion, it is under no obligation to update, revise or reaffirm its opinion. Wasserstein Perella's analysis assumes that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification.

    In the context of its engagement, Wasserstein Perella was not authorized to solicit and did not solicit alternative offers for the Company or its assets, or investigate any other alternative transactions which may be available to the Company. Wasserstein Perella expressed no opinion with respect to the Third Party Sale Value of the Company as such term is defined in the Exchange and Purchase Agreement.

    The following is a summary of the report presented by Wasserstein Perella to the Special Committee in connection with the delivery of its opinion on August 31, 1998.

    DISCOUNTED CASH FLOW ANALYSES. Wasserstein Perella performed two different discounted cash flow ("DCF") analyses of the Company based on the Company's financial projections for the 1998-2007 period by business segment: (i) a variable discount rate DCF analysis and (ii) a probability-weighted method DCF analysis. The Company's projections for the 1998-2007 period include the impact of three pending acquisitions in Brazil, including the impact of an increase in net debt as a result of these acquisitions. Certain synergies that would be expected in a combination with TDCC such as expense reductions and the Company's use of net operating losses were included in the projections.

    In conducting the variable discount rate DCF analysis, Wasserstein Perella used a range of discount rates and a range of terminal multiples of earnings before interest and taxes ("EBIT") for each of the Company's more established, growing business segments. For the Company's Biopesticides and the SoilServ business segments, Wasserstein Perella used discount rates ranging from 11.0% to 14.0% and terminal EBIT multiples ranging from 6x to 10x. For the Company's Conventional Seed business segment, Wasserstein Perella used discount rates ranging from 12.0% to 14.0% and terminal EBIT multiples ranging from 8x to 12x. For the Conventional Seed portion of the Company's joint venture with Verneuil Holding, S.A. ("VMO") and the Company's entire AC Humko joint venture, Wasserstein Perella used discount rates ranging from 12.0% to 14.0% and terminal EBIT multiples ranging from 6x to 10x. For the Company's JG Boswell joint venture, Wasserstein Perella used discount rates ranging from 12.0% to 14.0% and terminal EBIT multiples ranging from 8x to 12x. For the Company's DAS Canada joint venture, Wasserstein Perella used discount rates ranging from 20.0% to 24
 .0% and terminal EBIT multiples ranging from 8x to 12x. These analyses yielded ranges of per share values for each such business segment as follows:
Biopesticides $0.09 to $0.12; SoilServ $0.73 to $1.02; Conventional Seed $6.48 to $13.05; VMO (conventional seed only) $0.18 to $0.27; AC Humko $0.06 to $0.07; JG Boswell $1.54 to $2.22; and DAS Canada $0.34 to $0.54.

    With respect to the Company's less well established business segments or business segments that rely on unproven technology, Wasserstein Perella used a range of discount rates and a range of projected unlevered cash flow perpetuity growth rates. For the Company's Herbicide and Insect Resistence business segment, Wasserstein Perella used discount rates ranging from 20.0% to 24.0% and perpetuity growth rates from 0.0% to 6.5%. For the Company's Output Traits business segment, Wasserstein Perella used discount rates ranging from 25.0% to 30.0% and perpetuity growth rates ranging from 5.0% to 6.5%. For the Company's Disease Resistence business segment, Wasserstein Perella used discount rates ranging from 31.0% to 50.0% and perpetuity growth rates ranging from 8.0% to 10.0%. For all portions of the Company's VMO joint venture excluding the conventional seed portion, Wasserstein Perella used discount rates ranging from 20.0% to 50.0% and perpetuity growth rates ranging from 5.0% to 10.0%. Wasserstein Perella applied discount rates ranging from 20.0% to 24.0% to projected Pioneer Hi-Bred royalties. For the Company's other partner royalties, Wasserstein Perella used discount rates ranging from 20.0% to

24.0% and perpetuity growth rates ranging from 1.0% to 2.5%. For the Company's other pest and crop royalties, Wasserstein Perella used discount rates ranging from 31.0% to 50.0% and perpetuity growth rates ranging from 5.0% to 6.5%. These analyses yielded ranges of per share values for each business segment as follows: Herbicide and Insect Resistence $3.75 to $6.65; Output Traits $4.71 to $8.72; Disease Resistence $2.98 to $4.03; VMO (other than conventional seed) $0.02 to $0.08; Pioneer Hi-Bred royalties $0.90 to $0.97; other partner royalties $0.35 to $0.54; and other pest and crop royalties $0.53 to $2.67. In addition, the Wasserstein Perella valued certain miscellaneous items including potential cost savings and use of net operating losses which yielded, in the aggregate, a range of per share values from $4.64 to $6.48.

    This variable discount rate DCF analyses yielded an aggregate value per share for the Shares ranging from $27.37 to $47.29. Wasserstein Perella also noted that recent declines in volume and unit sales price with respect to corn seed may adversely impact the Company's long term growth projections and that, assuming the Company's recent market share erosion impacts projected market share growth in a constant fashion, the range of values per share of the Company's Shares would be reduced to $26.22 to $45.44.

    In addition, Wasserstein Perella performed a sensitivity analysis based on certain financial forecasts provided to Wasserstein Perella by management of the Company with respect to certain key business segments of the North America and Brazil portions of the Company's Conventional Seed, Herbicide and Insect Resistance and Output Traits business segments. The Base Case for the sensitivity analysis was predicated on forecasts of the Company's market share in each key business segment for the period from 1997 through 2007 (the "Base Case"). The Base Case projections implied that the Company's market share of the Conventional Seed business for corn in North American will grow from 3.4% in 1997 to 13.6% in 2007 and that such business segment's contribution to the overall value of the Company ranges from $2.46 to $5.40 and that the Company's market share of the Conventional Seed business for corn in Brazil will grow from 11.0% in 1997 to 29.0% in 2007 and that such business segment's contribution to the overall value of the Company ranges from $2.65 to $4.50. The Base Case projections also implied that the Company's market share of the Herbicide and Insect Resistance business for corn crops in North America will grow from 3.4% in 1997 to 13.6% in 2007 and that such business segment's contribution to the overall value of the Company ranges from $1.88 to $3.25 and that the Company's market share of the Herbicide and Insect Resistance business for soybean crops in North America will grow from 1.8% in 1997 to 7.8% in 2007 and that such business segment's contribution to the overall value of the Company ranges from $1.16 to $1.86. The Base Case projections further implied that the Company's market share of the Output Traits business for soybean crops in North America will grow from 1.8% in 1997 to 7.8% in 2007 and that such business segment's contribution to the overall value of the Company ranges from $3.77 to $6.83. In the Base Case, these key business segments comprised 45.3% of the Company's overall value and the remainder of the Company's value was derived from 35 additional business units and miscellaneous items.

    For purposes of its sensitivity analysis only, Wasserstein Perella also considered two alternative cases (i) a revised Base Case which was predicated on the Company achieving 75% of its projected growth in market share for the key business segments through the year 2007 (the "75% Case") and (ii) a revised Base Case which was predicated on the Company achieving 125% of its projected growth in market share for the key business segments through the year 2007 (the "125% Case"). In the 75% Case, the contribution of the Conventional Seed business for corn in North America to the Company's overall value ranged from $0.98 to $2.87, a reduction from the Base Case of 60.2% and the contribution of the Company's Conventional Seed business for corn in Brazil to the Company's overall value ranged from $2.34 to $3.91, a reduction from the Base Case of 11.7%. In the 75% Case, the contribution of the Company's Herbicide and Pesticide Resistance business for corn crops in North America to the Company's overall value ranged from $1.60 to $2.76, a reduction from the Base Case of 14.9% and the contribution of the Company's Herbicide and Pesticide Resistance business for soybean crops in North America to the Company's overall value ranged from $0.86 to $1.36, a reduction from the Base Case of 25.9%. In the 75% Case, the contribution of the Company's Output Traits business for soybean crops in North America to the Company's overall value ranged from $3.55 to $6.40, a reduction from the Base Case of 5.8%. In the 75% Case, these key business segments comprised 40.6% of the Company's overall value.

    In the 125% Case, the contribution of the Conventional Seed business for corn in North America to the Company's overall value ranged from $3.93 to $7.92, an increase from the Base Case of 59.8% and the contribution of the Company's Conventional Seed business for corn in Brazil to the Company's overall value ranged from $2.97 to $5.09, an increase from the Base Case of 12.1%. In the 125% Case, the contribution of the Company's Herbicide and Pesticide Resistance business for corn crops in North America to the Company's overall value ranged from $2.16 to $3.72, an increase from the Base Case of 14.9% and the Company's Herbicide and Pesticide Resistance business for soybean crops in North America to the Company's overall value ranged from $1.22 to $1.96, an increase from the Base Case of 5.2%. In the 125% Case, the contribution of the Company's Output Traits business for soybean crops in North America to the Company's overall value ranged from $3.99 to $7.24, an increase from the Base Case of 5.8%. In the 125% Case, the key business segments comprised 48.7% of the Company's overall value.

    The Base Case, the 75% Case, and the 125% Case resulted in per share valuation ranges for the Shares from $27.37 to $47.29; $23.98 to $41.51 and $30.25 to $52.38, respectively.

    For purposes of the probability-weighted method DCF analysis, Wasserstein Perella used estimates provided by management of the probability that new products will proceed through certain stages of the commercialization process and ultimately be commercialized in order to weigh the expenses anticipated in connection with commercializing the product and the revenues anticipated to be generated by the product. These probability-weighted expense and revenue streams were then used to estimate the free cash flow attributable to such products. Wasserstein Perella lowered management's probability estimates to reflect execution and commercialization risk in light of the size and financial resources available to the Company's competitors as follows: (i) Wasserstein Perella used 90% of management's probability estimates with respect to Herbicide and Pesticide Resistance products; (ii) Wasserstein Perella used 81% of management's probability estimates with respect to Output Traits products, and;
(iii) Wasserstein Perella used 72% of management's probability estimates with respect to Disease Resistance products.

    For the Company's Biopesticides and the SoilServ business segments, Wasserstein Perella used discount rates ranging from 10.0% to 14.0% and terminal EBIT multiples ranging from 6x to 10x. For the Company's Conventional Seed business segment, Wasserstein Perella used discount rates ranging from 11.0% to 14.0% and terminal EBIT multiples ranging from 8x to 10x. For the conventional seed portion of the Company's VMO joint venture and the Company's entire joint ventures with AC Humko and JG Boswell, Wasserstein Perella used discount rates ranging from 11.0% to 14.0% and terminal EBIT multiples ranging from 6x to 12x. For the Company's DAS Canada joint venture, Wasserstein Perella used discount rates ranging from 10.0% to 14 .0% and terminal EBIT multiples ranging from 4x to 10x.

    For the Company's Herbicide and Insect Resistence business segment, Output Traits business segment, other partner royalties business segment and other pest and crop royalties business segment, Wasserstein Perella used discount rates ranging from 11.0% to 14.0% and perpetuity growth rates ranging from 5.0% to 6.5%. For the Company's Disease Resistence business segment and VMO joint venture (excluding the conventional seed portion), Wasserstein Perella applied discount rates ranging from 11.0% to 14.0% and perpetuity growth rates ranging from 5.0% to 10.0%. Wasserstein Perella applied discount rates ranging from 10.0% to 14.0% to projected Pioneer Hi-Bred royalties.

    The probability-weighted method DCF analyses yielded an aggregate value per share for the Share ranging from $27.77 to $54.92. Wasserstein Perella also noted that recent declines in volume and unit sales price with respect to corn seed may adversely impact the Company's long term growth projections and that, assuming the Company's recent market share erosion impacts projected market share growth in a constant fashion, the range of values per share would be reduced to $26.83 to $53.29.

    COMPARABLE TRANSACTION ANALYSIS. Wasserstein Perella reviewed recent acquisitions of all the outstanding equity of, or strategic equity investments in, four publicly traded agrobiotech companies from April 1, 1996 to August 31, 1998 in which the total purchase price for the seller ranged from $268 million to $3.88 billion (acquiror/seller): Monsanto Company ("Monsanto")/Delta and Pine Land Company ("Delta"); E. I. du Pont de Nemours and Company/Pioneer Hi-Bred International, Inc. ("Pioneer"); Monsanto/DeKalb Genetics Corporation ("DeKalb"); and Monsanto/Calgene, Inc. ("Calgene"). In those transactions in which only a substantial equity investment was made, the purchase price was adjusted to translate the price the acquiror paid for part of the seller into a price for the entire company.

    For each transaction, Wasserstein Perella calculated the multiple of announced purchase price (or adjusted purchase price in the case of substantial equity investments) to the seller's (i) last twelve months ("LTM") sales, (ii) LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and (iii) LTM EBIT. Wasserstein Perella also calculated the implied equity value of each seller as a multiple of net income and book value.

    The analysis of the foregoing four transactions, excluding certain multiples which Wasserstein Perella determined were not meaningful, yielded a range of multiples of (a) announced or adjusted purchase price to (i) LTM sales of 4.6x to 9.87x, (ii) LTM EBITDA of 18.4x to 69.8x, (iii) LTM EBIT of 22.6x to 89.6x and (b) of implied equity value to (i) net income of 33.9x (in the one instance in which such information was meaningful) and (ii) book value of 3.1x to 25.1x. Wasserstein Perella used these comparable transaction multiples to calculate implied values for the shares based on the ranges of multiples derived from such transactions. The per Share value implied by this analysis ranged from $33.24 per share to $38.85 per share.

    PREMIUM ANALYSIS. As part of its analysis, Wasserstein Perella reviewed three acquisition transactions by majority shareholders of publicly owned minority interests in agrobiotech companies with values ranging from $119.4 million to $3,426 million to derive a range of premiums paid over (i) the seller's market price per share one day prior to the announcement of the respective transaction (the "1-Day Market Price"); (ii) the seller's market price per share 30 days prior to the announcement of the respective transaction (the "30-Day Market Price"); and (iii) the seller's market price per share 60 days prior to the announcement of the respective transaction ("60-Day Market Price"). The three transactions involved the following pairs of companies (acquiror/seller): Monsanto/Calgene; Novartis AG/SyStemix, Inc.; and Monsanto/DeKalb (the "Premium Transactions").

    The Premium Transactions yielded a range of acquisition premiums to the 1-Day Market Price of 34.9% to 77.3% with a mean of 52.5% and a median of 45.5%. The 1-Day Market Price of the Company was $20.50. The median acquisition premium to the 1-Day Market Price for the Premium Transactions implies a per share price of $29.82. The mean acquisition premium to the 1-Day Market Price for the Premium Transactions implies a per share price of $31.27.

    The Premium Transactions yielded a range of acquisition premiums to the 30-Day Market Price of 41.2% to 60.0% with a mean of 53.5% and a median of 59.2%. The 30-Day Market Price of the Company was $18.25. The median acquisition premium to the 30-Day Market Price for the Premium Transactions implies a per share price of $29.05. The mean acquisition premium to the 30-Day Market Price for the PremiumTransactions implies a per share price of $28.01.

    The Premium Transactions yielded a range of acquisition premiums to the 60-Day Market Price of 42.57% to 48.6% with a mean of 45.5% and a median of 45.5%. The 60-Day Market Price of the Company was $17.00. The median acquisition premium to the 60-Day Market Price for the Premium Transactions implies a per share price of $24.73. The mean acquisition premium to the 60-Day Market Price for the Premium Transactions implies a per share price of $24.74.

    COMPARABLE COMPANY ANALYSIS. Wasserstein Perella reviewed and compared certain financial information of the Company to corresponding financial information for four publicly traded companies: Pioneer;

DeKalb; Delta and Agribiotech, Inc. (collectively, the "Comparable Companies"). Such financial information was used to calculate for each Comparable Company (a) the price/earnings ratio ("P/E Ratio") for 1997, the estimated P/E ratio for 1998, the ratio of 1998 estimated P/E Ratio to estimated three to five year earnings growth rate and the price to book ratio, (b) the multiple of adjusted market value to 1997, LTM and estimated 1998 and 1999 financial results, including sales, EBITDA and EBIT and (c) net debt as a percentage of market capitalization.

    Such analysis, excluding certain multiples which Wasserstein Perella determined were not meaningful, indicated that, (a) the Company had a price to book ratio of 4.1x, as compared to a range of 4.6x to 18.3x, with a mean of 10.1x and a median of 8.8x, for the Comparable Companies, (b) with respect to adjusted market value, (i) the Company traded at a multiple of 4.29x 1997 sales, as compared to a range of 1.34x to 10.32x, with a mean of 5.66x and a median of 5.50x, for the Comparable Companies, (ii) the Company traded at a multiple of 4.15x LTM sales, as compared to a range of 1.34x to 9.33x, with a mean of 5.20x and a median of 5.08x, for the Comparable Companies, (iii) the Company traded at a multiple of 3.53x estimated 1998 sales, as compared to a range of 1.45x to 7.13x, with a mean of 4.72x and a median of 5.15x, for the Comparable Companies,
(iv) the Company traded at a multiple of 3.03x estimated 1999 sales, as compared to a range of 0.72x to 5.33x, with a mean of 3.87x and a median of 4.71x, for the Comparable Companies and (c) the Company's net debt was 9.9% of its market capitalization, as compared to a range of (2.3%) to 9.5%, with a mean of 2.6% and a median of 1.6% for the Comparable Companies. The above analysis, when adjusted to account for control premiums of 10%, 30% and 50%, implied per share values of $30.22, $31.93 and $33.64, respectively.

    COMPOSITE RANGE. Based on the above analyses, Wasserstein Perella derived a composite range of per Share values of $25.00 to $35.00. In deriving this composite range, Wasserstein Perella took into account, among other things, that
(i) the Company historically has failed to achieve its operating projections and the projections provided to Wasserstein Perella by management of the Company were significantly higher than those included in the Company's 1997 business plan, (ii) the Company is projecting net operating losses for the next several years, (iii) due to the fact that the Company is projecting net losses for the next several years, the inherent uncertainty associated with the success and timing of scientific research activities and the historical uncertainty associated with the Company's cash flows, selection of appropriate discount rates for purposes of the DCF analyses set forth above involved a greater than usual degree of subjective judgement, and (iv) the Company's competitors generally are significantly larger, better established companies with much greater resources, larger market capitalization, greater market share and a history of profits.

    CERTAIN GENERAL MATTERS. No company or transaction used in the foregoing analyses is identical to the Company or the Transactions. In addition, those analyses and the discounted cash flow analyses are based and heavily dependent upon, among other factors, assumptions as to future performance and other factors, and are therefore subject to the limitations described in Wasserstein Perella's opinion. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value or the public trading value of the companies to which they are being compared and the Company.

    A fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. Wasserstein Perella believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, Wasserstein Perella considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Wasserstein Perella's view of the actual value of the Company.

    In performing its analyses, Wasserstein Perella made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Wasserstein Perella are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Wasserstein Perella's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Special Committee retained Wasserstein Perella based upon its experience and expertise. Wasserstein Perella is an internationally recognized investment banking and advisory firm. Wasserstein Perella, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market marking and other trading activities, Wasserstein Perella and its affiliates may, from time to time, have a long or short position, and may buy and sell, securities of the Company.

    Pursuant to the terms of a letter agreement, dated June 11, 1998 between Wasserstein Perella and the Company (the "Wasserstein Perella Letter Agreement"), the Special Committee retained Wasserstein Perella to serve as financial advisor to the Special Committee with respect a proposal received by the Company from Parent (i) to amend the Exchange and Purchase Agreement and
(ii) following such amendment, to acquire all outstanding Shares held by persons other than TDCC and its affiliates at a price initially proposed to be $20.50 per share (an "Engagement Transaction").

    The Company agreed in the Wasserstein Perella Letter Agreement to pay Wasserstein Perella $250,000 upon the execution of the Wasserstein Perella Letter Agreement and an additional fee of $1,000,000 at such time as Wasserstein Perella advises the Special Committee that it is prepared to render an opinion to the Special Committee with respect to the fairness from a financial point of view of the consideration to be received by the public holders of Shares pursuant to an Engagement Transaction or that, having completed its review of the proposed Engagement Transaction, it is unable to render such an opinion. In addition, the Company also agreed to pay Wasserstein Perella upon the consummation of an Engagement Transaction 0.50% of the aggregate value paid or payable to the public shareholders of the Company, in excess of $20.50 per share plus 1.80% of the aggregate value paid or payable to such shareholders in excess of $24.06. The Company and Wasserstein Perella further agreed that fees paid to Wasserstein Perella shall in no event be less than $2,250,000 or more than 0.80% of the aggregate value paid to public shareholders.

    Pursuant to the terms of a letter agreement, dated July 31, 1998, between Merrill Lynch & Co. ("ML") and the Company (the "ML Letter Agreement"), the Special Committee retained ML to make available to the Special Committee certain employees of ML formerly employed by Wasserstein Perella. The Company agreed in the ML Letter Agreement to pay ML $300,000 if a definitive agreement with respect to the Transactions was executed on or prior to August 29, 1998 or $500,000 if a definitive agreement with respect to the Transactions was executed after August 29, 1998.

    The Company has also agreed to reimburse Wasserstein Perella and ML, subject to certain limitations, for all reasonable out-of-pocket expenses incurred by Wasserstein Perella and ML (including the reasonable fees and disbursements of counsel) in connection with the matters contemplated by the Wasserstein Perella Letter Agreement and the ML Letter Agreement. In addition, pursuant to the terms of an indemnification agreement with Wasserstein Perella, dated June 11, 1998, and an indemnification agreement with ML, dated July 31, 1998, the Company agreed to indemnify Wasserstein Perella and ML (and their affiliates, their respective directors, officers, agents, employees and controlling persons) against certain liabilities arising out of or in connection with Wasserstein Perella's and ML's engagements, including liabilities under the federal securities laws.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best of the Company's knowledge, other than the transactions disclosed in this Item 6, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in: an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; a tender offer for or other acquisition of securities by or of the Company; or any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Chapter 13 of the CGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. The value so determined could be more or less than the price paid in the Offer or the consideration to be received in the Merger.

    If any holder of Shares who demands appraisal under Chapter 13 of the CGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the CGCL, the Shares of such holder will entitle such holder to receive the consideration provided for in the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Company of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Chapter 13 of the CGCL for perfecting appraisal rights may result in the loss of such rights.

    LITIGATION. In early May 1998, seven putative class action lawsuits were filed in the Superior Court of California for the County of San Diego by various alleged shareholders of the Company (the "plaintiffs") against the Company and the individual directors of the Company (the "defendants"), Parent and TDCC, purportedly on behalf of themselves and a putative class of all other shareholders of the Company, excluding the defendants and any affiliates of the defendants. These cases have been consolidated by the court under the lead case of LESLIE SUSSER V. MYCOGEN CORP., ET AL., Case No. 720255. Each of the class action complaints alleged in substance that the original acquisition price of $20.50 proposed by Parent was inadequate and that it would be a breach of the defendants' fiduciary duties to the plaintiffs and the members of the putative class to agree to an acquisition at that price. The defendants deny all of these allegations. The lawsuits seek an injunction against the acquisition by Parent, damages and an award of attorneys' fees and expenses.

    The court approved the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Abbey, Gardy & Squitieri as plaintiffs' co-lead counsel. Parent and the Special Committee provided financial analyses prepared by their financial advisors and other documents and information relating to the proposed transaction to plaintiffs co-lead counsel. Plaintiffs' co-lead counsel retained an independent financial advisor and, together with that advisor, reviewed these materials and other publicly available information filed with the Commission with respect to the Company. Plaintiffs' co-lead counsel and their financial advisor also met in person with attorneys and financial advisors for Parent, TDCC and the Special Committee to discuss the proposed transaction and the ongoing negotiations between Parent and the Special Committee, and to present their views.

    Plaintiffs' co-lead counsel, after consultation with their independent financial advisor, have agreed in principle that the terms of the Offer and the Merger are fair to and in the best interests of the plaintiffs and the members of the putative class. Based on this agreement in principle, plaintiffs' co-lead counsel and counsel for the defendants entered into a Memorandum of Understanding on September 3, 1998 providing for settlement of the lawsuits. The settlement is subject to the right of plaintiffs' co-lead counsel to conduct further investigation and to take further discovery from the defendants in order to confirm the fairness of the terms of the Offer and the Merger. The settlement also is conditioned on the closing of the Offer and subject to the approval of the court. The settlement does not require any payments by or to any party, except that the defendants will pay attorneys' fees to the plaintiffs' attorneys in an amount to be determined by the court. The payment of attorneys' fees will be made by Parent or TDCC and will not affect the Offer Price or the amount to be paid to any shareholder for such shareholder's Shares. The Memorandum of Understanding provides for the members of the putative class to be given notice and the opportunity to be excluded from the settlement in such manner as the court determines to be appropriate.

    In the event settlement of the Consolidated Action is not consummated and plaintiffs' counsel continues the Consolidated Action, such litigation could result in substantial expense to the Company and significant diversion of efforts of the Company's management team. The Company believes that all of such lawsuits are without merit, and would vigorously defend such actions. There can be no assurance, however, that the plaintiffs will not be successful. The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaints, the order of consolidation and the memorandum of understanding, which are attached as Exhibits 30 through 38 hereto, respectively, and which are incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    Form of Offer to Purchase, dated September 4, 1998.*

Exhibit 2    Form of Letter of Transmittal.*

Exhibit 3    Agreement and Plan of Merger, dated as of August 31, 1998, among Mycogen
             Corporation, Dow AgroSciences LLC and AgroSciences Acquisition Inc.
             Incorporated by reference to Exhibit 1 to the Company's Form 8-K for an event occurring August 31, 1998.

Exhibit 4    Proxy Statement of Mycogen Corporation dated November 24, 1997 relating to the
             Company's Annual Meeting of Stockholders.

Exhibit 5    Letter to Stockholders of Mycogen Corporation dated September 4, 1998.*

Exhibit 6.   Confidentiality Agreement dated as of July 16, 1998 among Dow AgroSciences
             LLC, The Dow Chemical Company, Mycogen Corporation and Wasserstein Perella, &
             Co., Inc.

Exhibit 7.   Exchange and Purchase Agreement dated as of January 15, 1996, by and among
             Mycogen Corporation, Mycogen Seeds, DowElanco and United Agriseeds, Inc.
             Incorporated by reference from Exhibit 2.1 to the Company's Form 8-K, filed on
             February 27, 1996.

Exhibit 8.   Amendment to Exchange and Purchase Agreement dated as of July 22, 1998, by and between Mycogen Corporation and Dow AgroSciences LLC.

Exhibit 9.   Restated Loan Agreement dated as of April 16, 1998 between Dow AgroSciences
             LLC and Mycoyen S.A.

Exhibit 10.  Loan Agreement, dated as of April 1, 1997, between DowElanco and Mycogen
             Corporation ("Dow Loan Agreement"). Incorporated by reference from Exhibit
             10.23 to the Company's Form 10-K for the year ended August 31, 1997, filed on
             November 25, 1997.

Exhibit 11.  Amendment No. 1 to Dow Loan Agreement dated as of September 29, 1997.

Exhibit 12.  Amendment No. 2 to Dow Loan Agreement dated as of November 14, 1997.

Exhibit 13.  Amendment No. 3 to Dow Loan Agreement dated as of November 18, 1997.

Exhibit 14.  Amendment No. 4 to Dow Loan Agreement dated as of April 6, 1998.

Exhibit 15.  Amendment No. 5 to Dow Loan Agreement dated as of April 16, 1998.

Exhibit 16.  Loan Agreement dated as of April 1, 1997 between Dow Elanco and Mycogen
             Corporation ("Mycogen Loan Agrement").

Exhibit 17.  Amendment No. 1 to Mycogen Loan Agreement dated as of April 6, 1997.

Exhibit 18.  Amendment No. 2 to Mycogen Loan Agreement dated as of October 1, 1997.

Exhibit 19.  Brassica License and Research Agreement dated November 3, 1997 between
             DowElanco Canada and Mycogen Corporation.

Exhibit 20.  Employment Agreement between Mycogen Corporation and Carlton J. Eibl dated as of January 1, 1996.

Exhibit 21.  Employment Agreement between Mycogen Corporation and Andrew C. Barnes dated as of January 1, 1996.

Exhibit 22.  Employment Agreement between Mycogen Corporation and Leo Kim dated as of
             January 1, 1996.

Exhibit 23.  Employment Agreement between Mycogen Corporation and James A. Baumker dated as of January 1, 1996.

Exhibit 24.  Employment Agreement between Mycogen Corporation and Michael W. Sund dated as of January 1, 1996.

Exhibit 25.  Employment Agreement between Mycogen Corporation and Naomi D. Whitacre dated as of January 1, 1996.

Exhibit 26.  Form of Indemnification Agreement between Mycogen Corporation and each of its directors. Incorporated by reference from Exhibit 10.1 to the Company's Form
             8-K, filed on November 28, 1995.

Exhibit 27.  Form of Mycogen Corporation Executive Deferred Compensation Plan between
             Mycogen Corporation and certain executive officers of Mycogen Corporation.
             Incorporated by reference from Exhibit 10.24 to the Company's Form 10-K for the year ended August 31, 1997, filed on November 25, 1997.

Exhibit 28.  Joint Press Release issued by Mycogen Corporation, Dow AgroSciences LLC and
             The Dow Chemical Company dated August 31, 1998. Incorporated by reference from
             Exhibit 2 to the Company's Form 8-K for an event occuring August 31, 1998.

Exhibit 29.  Fairness Opinion of Wasserstein Perella & Co., Inc., dated August 31, 1998.*

Exhibit 30.  Complaint filed May 5, 1998, in Anderson v. Mycogen Corp., et al. (Case No.
             720391).

Exhibit 31.  Complaint filed May 8, 1998, in Boettcher v. Mycogen Corp., et al.(Case No.
             720530).

Exhibit 32.  Complaint filed May 1, 1998, in Ellis Investments, Ltd. v. Carlton C. Eibl, et
             al. (Case No. 720257).

Exhibit 33.  Complaint filed May 1, 1998, in Harbor Finance Partners v. Mycogen Corp., et
             al. (Case No. 720256).

Exhibit 34.  Complaint filed May 5, 1998, in Kolb v. Mycogen Corp., et al. (Case No.
             720388).

Exhibit 35.  Complaint filed May 1, 1998, in Susser v. Mycogen Corp., et al. (Case No.
             720255).

Exhibit 36.  Complaint filed May 15, 1998, in Verrone v. Mycogen Corp., et al. (Case No.
             720700).

Exhibit 37.  Order of Consolidation, dated July 16, 1998.

Exhibit 38.  Memorandum of Understanding, dated September 3, 1998.

Exhibit 39.  Amended and Restated Rights Agreement by and between the Mycogen Corporation and Bank of Boston. Incorporated by reference from Exhibit 4.2 to the
             Company's Form 8-K, filed on November 28, 1995.

Exhibit 40.  Amendment to the Rights Agreement by and between the Mycogen Corporation and
             Bank of Boston. Incorporated by reference from Exhibit 4.1 to the Company's
             Form 8-K, filed on March 22, 1996.

Exhibit 41.  Mycogen Corporation 1995 Stock Purchase Plan. Incorporated by reference from
             Exhibit 10.1 to the Company's Registration Statement on Form S-8, Registration
             No. 333-00901, filed on February 13, 1996.

Exhibit 42.  Mycogen Corporation 1995 Stock Purchase Plan Summary and Prospectus.
             Incorporated by reference from Exhibit 10.2 to the Company's Registration
             Statement on Form S-8, Registration No. 333-00901, filed on February 13, 1996.

Exhibit 43.  Mycogen Corporation Restricted Stock Issuance Plan. Incorporated by reference from Exhibit 28.1 to the Company's Registration Statement on Form S-8,
             Registration No. 33-40349, filed on May 3, 1991.

Exhibit 44.  Form of Agreements pertaining to the Mycogen Corporation Restricted Stock
             Issuance Plan. Incorporated by reference from exhibit 28.2 to the Company's
             Registration Statement on form S-8, Registration No. 33-40349, filed on May 3,
             1991.

Exhibit 45.  Amendment No. 1 to the Mycogen Corporation Restricted Stock Issuance Plan.
             Incorporated by reference from Exhibit 10.2 to the Company's Registration
             Statement on Form S-8, Registration No. 333-00899, filed on February 13, 1996.

Exhibit 46.  Mycogen Corporation 1992 Stock Option Plan (as amended and restated effective
             October 17, 1996). Incorporated by reference from Exhibit 10.1 to the
             Company's Registration Statement on Form S-8, Registration Statement No.
             33-21467, filed on February 10, 1997.

Exhibit 47.  Form of Agreements pertaining to the Mycogen Corporation 1992 Stock Option
             Plan. Incorporated by reference from Exhibits 28.2, 28.3, 28.4 and 28.5 to the
             Company's Registration Statement on Form S-8, Registration No. 33-55508, filed on December 9, 1992.

Exhibit 48.  Supplement to Form of Agreements pertaining to the Mycogen Corporation 1992
             Stock Option Plan. Incorporated by reference from Exhibit 10.23 to the
             Company's Form 10-K for the year ended August 31, 1997, filed on November 25,
             1997.

Exhibit 49.  Form of Option Election.

Exhibit 50.  Form of Restricted Stock Election.

Exhibit 51.  Form of Stock Purchase Election.

Exhibit 52.  Amended Articles of Incorporation of Mycogen Corporation. Incorporated by
             reference from Exhibit 2.1 to the Company's Form 10-Q, filed on April 14,
             1998.

Exhibit 53.  First Amended and Restated Bylaws of Mycogen Corporation. Incorporated by
             reference from Exhibit 3.2 to the Company's Form 10-Q, filed on April 14,
             1998.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MYCOGEN CORPORATION

                                By:  /s/ CARLTON J. EIBL
                                     -----------------------------------------
                                     Name: Carlton J. Eibl
                                     Title: PRESIDENT

Dated: September 4, 1998

                                   SCHEDULE I
                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

    In considering the recommendations of the Mycogen Board and the Special Committee set forth in Item 4(a) of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, Minority Stockholders should be aware that certain members of the Mycogen Board and the Special Committee have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

    SPECIAL COMMITTEE. The Company has agreed to pay the fees and expenses of the Special Committee's counsel and financial advisor. In addition, in consideration for their services in connection with the Offer and the Merger, the Company has agreed to pay $100,000 to each of the members of the Special Committee.

    INTERESTS OF EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES WITH RESPECT TO SHARES CURRENTLY HELD AND OPTIONS. In the Offer, the Minority Stockholders, including certain directors and employees of the Company, will be entitled to receive $28.00 for each Share currently held which is tendered in the Offer and accepted for payment in accordance with its terms. Pursuant to the Merger Agreement, the directors and employees of the Company holding Options may elect to surrender such Options for cancellation and receive in exchange therefor cash payments as described under "THE MERGER" in Item 3(b)(2) of the Schedule 14D-9. Assuming all such Shares are tendered in the Offer and all such Options are surrendered for cancellation prior to the Effective Time, then the directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, based upon their holdings as of August 31, 1998, cash payments in the manner set forth in the table below:

                     SHARE AND OPTION AMOUNTS WITH RESPECT
         TO THE COMPANY'S DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

                                                                                                        $ AMOUNT
                                                                                                      (OFFER PRICE
                                                                                                          LESS
                                                                           $ AMOUNT AT     OPTIONS      EXERCISE
                                                                 OWNED     OFFER PRICE    CONVERTED    PRICE) FOR
NAME                                                             SHARES     FOR SHARES     TO CASH      OPTIONS
-------------------------------------------------------------  ----------  ------------  -----------  ------------
Andrew C. Barnes.............................................      97,703     2,735,684     375,000     6,366,495

James A. Baumker.............................................      10,216       286,048     164,000     2,432,020

Carlton J. Eibl..............................................      17,140       479,920     440,834     6,364,243

John L. Hagaman(1)...........................................           0             0           0             0

Nickolas D. Hein(1)..........................................           0             0           0             0

George Khachatourians........................................           0             0       7,500        65,625

Leo Kim, Ph.D................................................       8,562       239,736     166,833     2,298,905

Michael J. Muston............................................         956        26,768      90,000       687,500

Joseph D. Panetta............................................       3,870       108,360      55,667       929,877

Louis W. Pribila(1)..........................................           0             0           0             0

J. Pedro Reinhard(1).........................................           0             0           0             0

Joseph P. Sullivan...........................................           0             0       7,500        65,625

Michael W. Sund..............................................       8,567       239,876     117,000     1,752,590

G. William Tolbert(1)........................................           0             0           0             0

                                                                                                        $ AMOUNT
                                                                                                      (OFFER PRICE
                                                                                                          LESS
                                                                           $ AMOUNT AT     OPTIONS      EXERCISE
                                                                 OWNED     OFFER PRICE    CONVERTED    PRICE) FOR
NAME                                                             SHARES     FOR SHARES     TO CASH      OPTIONS
-------------------------------------------------------------  ----------  ------------  -----------  ------------
Naomi D. Whitacre............................................      10,754       301,112     103,500     1,488,465

Clayton K. Yeutter...........................................           0             0           0(2)           0(2)

Capital Research & Management Co. (3)........................   1,700,000    47,600,000           0             0
  333 South Hope Street
  Los Angeles, CA 90071

Primecap Management Company(4)...............................   1,836,000    51,408,000           0             0
  225 South Lake Avenue #400
  Pasadena, CA 91101

The State of Wisconsin Investment Board(5)...................   1,800,500    50,414,000           0             0
  P.O. Box 7842
  Madison, WI 53707

------------------------

(1) Excludes 24,766,157 shares of Common Stock beneficially held by Parent of which such person may be considered an affiliate. Such person disclaims beneficial ownership of any Shares held by Parent or its affiliates. Such person was designated by Parent to serve on the board of directors of the Company and has an agreement with Parent pursuant to which such person agrees to forfeit to Parent any Shares issuable pursuant to options granted in connection with such service.

(2) Pursuant to the Merger Agreement, Options owned by Mr. Yeutter will be purchased by the Company rather than being converted into cash. See "Purchase of Mr. Yeutter's Options" below.

(3) Based on an Information Statement Pursuant to Rules 13d-1 and 13d-2 on
    Schedule 13G filed by Capital Research & Management Co. with the Commission on July 7, 1998 with respect to Shares beneficially owned as of December 31, 1997.

(4) Based on a Statement on Schedule 13F filed by the Primecap Management Company with the Commission with respect to Shares beneficially owned as of June 30, 1998.

(5) Based on an Information Statement Pursuant to Rules 13d-1 and 13d-2 on
    Schedule 13G/A filed by the State of Wisconsin Investment Board with the Commission on January 22, 1998 with respect to Shares beneficially owned as of December 31, 1997.

    EMPLOYMENT SEVERANCE AGREEMENTS. In January, 1996, the Company entered into employment severance agreements ("Employment Agreements") with the following employees: Messrs. Eibl, Barnes, Baumker and Sund, Dr. Kim, and Ms. Whitacre. The Employment Agreements provide that upon involuntary termination, other than for cause, of these employee's employment (whether or not effected in connection with a Change of Control of the Company) such employees are entitled to certain severance benefits including immediate vesting of their restricted stock and immediate vesting and exercisability of their stock options for three years after termination. If the severance benefits are paid following a change of control, the Employment Agreements provide for these employees to be made whole for any federal excise taxes imposed on payments that constitute excess "parachute payments."

    Mr. Eibl, under his Employment Agreement, will be entitled to, if his involuntary termination is prior to January 1, 1999, (i) a lump sum payment equal to four times the sum of his average annual rate of base salary and the average bonus paid by the Company, in each case for services rendered in the two immediately preceding calendar years and (ii) life, disability and health care coverages for a four year period. If Mr. Eibl's involuntary termination occurs after January 1, 1999, he will be entitled to (i) a lump sum payment equal to three times the sum of his average annual rate of base salary and the average bonus paid by the Company, in each case for services rendered in the two immediately preceding calendar years and (ii) life, disability and health care coverages for a three year period.

    Each of Dr. Kim and Mr. Barnes, under his respective Employment Agreement, will be entitled to, if his involuntary termination is prior to January 1, 1999,
(i) a lump sum payment equal to three times the sum of his average annual rate of base salary and the average bonus paid by the Company, in each case for services rendered in the two immediately preceding calendar years and (ii) life, disability and health care coverages for a three year period. If Dr. Kim's or Mr. Barnes' involuntary termination occurs after January 1, 1999, he will be entitled to (i) a lump sum payment equal to two times the sum of his average annual rate of base salary and the average bonus paid by the Company in each for services rendered in the two immediately preceding calendar years and (ii) life, disability and health care coverages for a two year period.

    Each of Messrs. Baumker and Sund and Ms. Whitacre, under each of such employee's Employment Agreement, will be entitled to, if such employee's involuntary termination is prior to January 1, 1999, (i) a lump sum payment equal to two times the sum of such employee's annual rate of base salary and average bonus paid by the Company, in each case for services rendered in the two immediately preceding calendar years and (ii) life, disability and health care coverage for a two year period. If any of Messrs. Baumker's or Sund's or Ms. Whitacre's involuntary termination occurs after January 1, 1999, such employee will be entitled to (i) a lump sum payment equal to the sum of such employee's average annual rate of base salary and the average bonus paid by the Company for services rendered for the immediately preceding two calendar years and (ii) life, disability and health care coverage for a one year period.

    The severance benefits provided by the Employment Agreements will not be granted if the employee is terminated for one or more alleged acts of fraud, embezzlement, misappropriation of proprietary information or any other verifiable misconduct adversely affecting the business reputation of the Company in a material manner. The Employment Agreements have an initial period of one year, but will automatically be extended for additional one year periods upon each anniversary of the Employment Agreement unless the Company notifies the employee three months prior to any anniversary date that the Employment Agreement will terminate.

    The preceding discussion of certain provisions relating to the employment of the Company's executive officers is qualified in its entirety by reference to the full text of the Employment Agreements for each of the executive officers of the Company filed as Exhibits 20 through 25 to this Schedule 14D-9.

    LOANS TO OFFICERS. Certain officers of the Company who are participants in the Mycogen Corporation Restricted Stock Issuance Plan have borrowed money from the Company to pay such executives' taxes due upon vesting of shares of stock under such plan. These borrowings are evidenced by promissory notes executed by such individuals, certain of which are secured by such shares. Pursuant to the notes, principal thereunder will be due upon the sale of such shares, whether in the Offer or the Merger. None of these notes has an initial principal amount greater than $50,000.00.

    PURCHASE OF MR. YEUTTER'S OPTIONS. The Merger Agreement provides that if Purchaser purchases shares of Common Stock pursuant to the Offer, the Company will immediately purchase the Options granted to Mr. Yeutter for $30,465. The Company further agrees to take all action required to make such purchase comply with Rule 16b-3(e) under the Exchange Act.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Articles of Incorporation, as amended, contain certain provisions permitted under the General Corporation Law of California relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct, and provide that the Company shall indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of California. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors. The foregoing description is qualified in its entirety by reference to Mycogen's Articles of Incorporation, as amended, a copy of which is filed as Exhibit 52 to the Schedule 14D-9 and is hereby incorporated herein by reference.

    Mycogen has entered into agreements with certain of its directors and officers providing for indemnification to the full extent permitted by California law.

    See also the discussion in Item 3(b)(2) of the Schedule 14D-9 under "The Merger Agreement" for information concerning certain provisions relating to these matters contained in the Merger Agreement.

                                                                         ANNEX A

                                 [LOGO]

                                                                 August 31, 1998

Special Committee of the Board of Directors
Mycogen Corporation
5501 Oberlin Drive
San Diego, CA 92121
Members of the Special Committee of the Board:

    You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than The Dow Chemical Company and its affiliates (collectively, the "Dow Group")) of shares of common stock, par value $.001 per share (the "Shares"), of Mycogen Corporation, a California corporation (the "Company"), of the consideration to be received by such holders in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 31, 1998, by and among the Company, Dow AgroSciences LLC ("Parent") and AgroSciences Acquisition Inc. ("Acquisition") (the "Merger Agreement"). The Merger Agreement provides for, among other things, a cash tender offer (the "Tender Offer") by Acquisition to acquire all of the outstanding Shares, other than Shares held by members of the Dow Group, at a price of $28.00 per Share, net to the seller in cash (the "Cash Price"), and for a subsequent merger of Acquisition with and into the Company pursuant to which each outstanding Share (other than as provided in the Merger Agreement) will be converted into the right to receive the Cash Price (the "Merger" and, together with the Tender Offer, the "Transactions"). The terms and conditions of the Transactions are set forth in more detail in the Merger Agreement.

    In connection with rendering our opinion, we have reviewed the financial terms and provisions of a draft of the Merger Agreement, and for purposes hereof, we have assumed that the financial terms and provisions of the final form of the Merger Agreement will not differ in any material respect from the draft provided to us. We also reviewed the Exchange and Purchase Agreement, dated January 15, 1996, among the Company, Agrigenetics, Inc., DowElanco and United Agriseeds, Inc. (the "Exchange Agreement"), including the Dow Group's rights and obligations thereunder both if the Transactions are completed and not completed. We further reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have met with certain representatives of the Company and the Dow Group to review and discuss such information and, among other matters, the Company's business, financial condition, results of operations and prospects.

    We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the seed and agrobiotech industries specifically, and in other industries generally, which we believe to be reasonably comparable to the Transactions or otherwise relevant to our inquiry. We have also performed such other studies, analyses and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

                                 [LOGO]

Special Committee of the Board of Directors
August 31, 1998
Page 2

    In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, including the financial projections, forecasts, analyses and other information provided to us, and we have not assumed any responsibility for independent verification of, and express no opinion as to, any of such information. We also have relied upon the reasonableness and accuracy of the unadjusted projections, forecasts, analyses and other information furnished to us, and have assumed, with the Special Committee's consent, that such projections, forecasts and analyses and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management as of the date hereof and that management of the Company is unaware of any facts that would make the projections, forecasts and other information provided to us incomplete or misleading. We express no opinion with respect to such projections, forecasts and analyses or the assumptions on which they are based. We have not reviewed any of the books and records of the Company or Parent, and although we have visited selected facilities, we were not retained to conduct, nor have we assumed any responsibility for conducting, a physical inspection of the properties or facilities of the Company or Parent, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or Parent, and no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Finally, we have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification.

    In the context of our engagement, we have not been authorized to and have not solicited alternative offers for the Company or its assets, or investigated any other alternative transactions which may be available to the Company. We express no opinion with respect to the Third Party Sale Value of the Company as such term is defined in the Exchange Agreement.

    We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with the proposed Transactions and will receive a fee for our services, including this opinion, a significant portion of which is contingent upon the completion of the proposed Transactions and the amount of consideration received by holders of the Shares (other than the Dow Group) in the Transactions. In the ordinary course of our business, we may actively trade the securities of the Company or members of the Dow Group for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Our opinion addresses only the fairness from a financial point of view to the holders of the Shares (other than the members of the Dow Group) of the consideration to be paid to them pursuant to the Merger Agreement and does not address the Special Committee's underlying business decision to recommend the Transactions.

    This letter is for the benefit and use of the Special Committee in its consideration of the Transactions, and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent (except as otherwise provided in the engagement letter, dated as of June 11, 1998, between the Company and
us). We have been engaged and are acting solely as an advisor to the Special Committee and not as an advisor to or agent of any other person. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote or otherwise act with respect to the Merger, and should not be relied upon by any stockholder as to any such matter.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein it is our opinion that, as of the date hereof, the Cash Price to be received by the holders of Shares

Special Committee of the Board of Directors
August 31, 1998
Page 3

(other than members of the Dow Group) in the Transactions pursuant to the Merger Agreement is fair to such holders from a financial point of view.

                                          Very truly yours,

                                                     [LOGO]